UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

27 October 2021
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F:

Form 20-F X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the third quarter 2021 results of Equinor ASA.

Equinor third quarter 2021

2
Equinor third quarter 2021 results

Equinor reports adjusted earnings of USD 9.77 billion and USD 2.78 billion after tax in the third quarter of 2021. IFRS net operating income was USD 9.57 billion and the IFRS net income was USD 1.41 billion.
The third quarter of 2021 was characterised by:

●

Strong results due to higher prices and solid operating performance
●

Very strong cash flow and continued improvement of adjusted net debt ratio
(1)

to 13.2%.
●

Optimising gas production and Troll Phase 3 brought on stream
●

Cash dividend of USD 0.18 per share and increasing second tranche of share buy-back from USD 300 million to USD 1 billion
“We capture value from the higher commodity prices and with a solid operational performance we deliver strong results. Strict capital discipline and a very strong net cash flow strengthen our balance sheet and improve our adjusted net debt ratio to 13.2%,”

says
Anders Opedal, President and CEO of Equinor ASA.

“The global economy is in recovery, but we are still prepared for volatility related to the impact of the pandemic. The current unprecedented level and volatility in European gas prices underlines the uncertainty in the market. Equinor has an important role as a
reliable energy provider to Europe and we have taken steps to increase our gas exports to respond to the high demand,” says

Opedal.

“The highly profitable Troll Phase 3 was brought on stream and Martin Linge has been ramping up, both supplying gas to Europe with low emissions from production. Our large offshore wind projects are progressing according to plan. Together with our partners, we reached an important milestone with the East Coast Cluster in the UK named as one of the two first carbon capture,

usage and
storage clusters in the country. In Norway, we launched a plan for industry cooperation for the transition of the Norwegian Continental
Shelf as an energy hub in a low carbon future,” says Opedal.

Adjusted earnings [5] were USD 9.77 billion in the third quarter, up from USD 0.78 billion in the same period in 2020. Adjusted earnings after tax [5] were USD 2.78 billion, up from USD 0.27 billion in the same period last year.

IFRS net operating income was USD 9.57 billion in the third quarter, up from negative USD 2.02 billion in the same period in 2020.
IFRS net income was USD 1.41 billion in the third quarter, compared to negative USD 2.12 billion in the third quarter of 2020. Net operating income was impacted by higher prices for gas and liquids, significant positive effects from derivatives mainly related to
European gas, and net reversal of impairments of USD 0.51 billion including a reversal of USD 0.98 billion related to an offshore asset in E&P Norway and an impairment of USD 0.48 billion related to a refinery in the Marketing, midstream and processing segment.

The results of all E&P segments are positively impacted by the higher commodity prices. Strong operational performance, continued
improvement focus and strict capital discipline supported additional value creation and strong cash flow. Based on updated estimates, taxes to be paid on the Norwegian Continental Shelf in the fourth quarter are expected at around USD 6.32 billion
(2)
, of which

USD 4.99 billion was paid on 1 October. Half of the petroleum taxes to Norway related to 2021 will be paid in the first half of 2022.

E&P Norway also benefitted from a positive contribution from new fields in production. With only one tax payment based on previously lower price expectations, E&P Norway contributed significantly to the group cash flow in the quarter.

The Marketing, midstream and processing segment delivered high results mainly due to the mark to market impact of derivatives
related to gas sales to Europe. These gains will be followed by losses in the segment when volumes are delivered under the long-term
contracts. The decision to take derivative positions has been beneficial to the group but created volatility in this segment. In addition to
the effect from the derivatives related to the European gas market, the results were positively impacted by solid results from North
American gas.

Compared to the same quarter last year the Renewables segment experienced lower winds for the offshore wind assets, partially offset by high availability and higher electricity prices. From the third quarter Equinor has decided to change its policy and will exclude gains and losses from sales of assets from the adjusted earnings for the Renewables segment.

This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table

Calculation of capital employed and
net debt to capital employed ratio as shown under the Supplementary section in the report.

Based on USD/NOK exchange rate of 8.78

Equinor third quarter 2021

Equinor delivered total equity production of 1,996 mboe per day in the third quarter, up from 1,994 mboe per day in the same period in
2020. Production from a new field and increased production from Johan Sverdrup, as well as solid production efficiency and optimised gas production was partially offset by the divestment of Bakken and the shutdown of Hammerfest LNG. Equity production of renewable energy for the quarter was 304 GWh, down from 319 GWh for the same period last year, impacted by lower wind than the seasonal average.

At the end of third quarter 2021, Equinor had completed 17 exploration wells with 6 commercial discoveries and 11 wells were ongoing. Adjusted exploration expenses in the third quarter were USD 0.21 billion, compared to USD 0.30 billion in the same quarter
of 2020.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 10.80 billion for the
third quarter, compared to USD 3.34 billion for the same period in 2020. Organic capital expenditure [5] was USD 5.89 billion for the first nine months of 2021. At the end of the quarter adjusted net debt to capital employed

(3)

was 13.2%, down from 16.4% in the
second quarter of 2021. Including the lease liabilities according to IFRS 16, the net debt to capital employed
(3)

was 20.2%.

The board of directors has declared a cash dividend of USD 0.18 per share for the third quarter of 2021.

In the quarter Equinor completed the market transactions of the first tranche of the share buy-back program for 2021 with a total value
of USD 99 million. This corresponds to USD 300 million in total, including shares to be redeemed from the Norwegian State and annulled.

Based on favourable commodity price conditions, strong cash flow generation and an adjusted net debt ratio
(3)

of 13.2% the board of
directors has decided to increase the size of the second tranche of the share buy-back, from an indicative level of USD 300 million communicated at the Capital Market Day in June, to USD 1 billion, including shares to be redeemed from the Norwegian State.

The
second tranche commences on 27 October and will end no later than 31 January 2022.

The twelve-month average Serious Incident Frequency (SIF) for the period ending 30 September was 0.4 for 2021, down from 0.5 in
2020. The twelve-month average Recordable Injury Frequency (TRIF) for the period ending 30 September was

2.5, up from 2.3 in
2020.

Quarters Change First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million, unless stated otherwise) 2021 2020 Change
9,567 5,298 (2,019) N/A Net operating income/(loss) 20,085 (2,434) N/A
9,771 4,641 780 >100% Adjusted earnings [5]

18,497
1)
3,181 >100%
1,409 1,943 (2,124) N/A Net income/(loss) 5,206 (3,080) N/A
2,777 1,578 271 >100% Adjusted earnings after tax [5]

5,644
1)
1,478 >100%
1,996 1,997 1,994 0%
Total equity liquids

and gas production (mboe per day) [4]
2,053 2,079 (1%)
69.2 63.7 38.3 81% Group average liquids price (USD/bbl) [1] 63.2 35.2 80%
1) Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial
measures in the Supplementary disclosures.

This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table

Calculation of capital employed and
net debt to capital employed ratio as shown under the Supplementary section in the report.

Equinor third quarter 2021

4
GROUP REVIEW
Third quarter 2021
Total equity liquids and gas production

[4] was 1,996 mboe per day in the third quarter of 2021, compared to 1,994 mboe per day in the third quarter of 2020. The increase was mainly due to higher flexible gas off-take, ramp-up and positive contributions of fields on the Norwegian continental shelf, offset by the divestment of an unconventional US onshore asset in the previous quarter, expected natural decline and the shutdown at the Hammerfest LNG plant.

Total entitlement liquids and gas production
[3] was 1,855 mboe per day in the third quarter of 2021, down 1% compared to

1,865 mboe per day in the third quarter of 2020. The production was negatively influenced by the factors mentioned above in addition
to lower entitlements under production sharing agreements (PSA) [4] as a result of higher prices. The net effect of PSA and US royalties was 141 mboe per day in total in the third quarter of 2021 compared to 129 mboe per day in the third quarter of

2020.

Quarters Change Condensed income statement under IFRS First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (unaudited, in USD million) 2021 2020 Change
23,264 17,462 11,339 >100%
Total revenues and

other income
58,316 34,073 71%
(9,052) (7,399) (5,307) 71% Purchases [net of inventory variation] (23,617) (15,453) 53%
(2,386) (2,329) (2,368) 1% Operating and administrative expenses (6,875) (7,382) (7%)
(2,034) (2,111) (4,798) (58%) Depreciation, amortisation and net impairment losses (6,942) (11,757) (41%)
(226) (326) (886) (74%) Exploration expenses (798) (1,914) (58%)
9,567 5,298 (2,019) N/A Net operating income/(loss) 20,085 (2,434) N/A
1,409 1,943 (2,124) N/A Net income/(loss) 5,206 (3,080) N/A

Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 73,281 million at

30 September 2021, compared to USD 74,305 million at 30 September 2020.

Net operating income was positive USD 9,567 million in the third quarter of 2021, compared to negative USD 2,019 million in the third quarter of 2020. The increase was mainly due to higher average prices for liquids and gas,

significant positive impact from
commodity derivatives and net reversal of impairments in the third quarter of 2021 compared to net impairment losses in third quarter
of 2020.

In the third quarter of 2021, net operating income was positively impacted by net reversal of impairments
4

of USD 513 million and
negatively impacted by inventory hedges of USD 748 million. In the third quarter of 2020, net operating income was negatively impacted by net impairments of USD 2,928 million and provisions of USD 108 million. Changes in fair value of derivatives and inventory hedge contracts of USD 352 million partially offset the decrease.

For more information, see note 2 Segments to the Condensed interim financial statements.

Equinor third quarter 2021

5
Quarters Change Adjusted earnings First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million) 2021 2020 Change
24,134 17,173 10,909
>100%

Adjusted total revenues and other income

57,252
1)
33,923 69%
(9,127) (7,531) (5,203) 75% Adjusted purchases [6] (23,729) (15,856) 50%
(2,464) (2,287) (2,179) 13% Adjusted operating and administrative expenses (6,924) (6,975) (1%)
(2,565) (2,500) (2,445) 5%
Adjusted depreciation, amortisation and net impairment
losses (7,451) (7,025) 6%
(207) (212) (302) (31%) Adjusted exploration expenses (650) (886) (27%)
9,771 4,641 780 >100% Adjusted earnings [5]

18,497
1)
3,181 >100%
2,777 1,578 271 >100% Adjusted earnings after tax [5]

5,644
1)
1,478 >100%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
1) Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP
financial measures in the Supplementary disclosures.

Adjusted total revenues and other income were USD 24,134 million in the third quarter of 2021, compared to USD 10,909 million in the third quarter of 2020. The increase was mainly due to significantly higher average prices for liquids and gas and higher gas
production, partially offset by lower liquids production.

Adjusted purchases

[6] were USD 9,127 million in the third quarter of 2021, compared to USD 5,203 million in the third quarter of
2020. The increase was mainly due to significantly higher average prices for liquids and gas, partially offset by lower third party purchases.

Adjusted operating and administrative expenses were USD 2,464 million in the third quarter of 2021, compared to USD 2,179 million in the third quarter of 2020. The increase was mainly due to higher operation and maintenance costs and the NOK/USD exchange rate development.

Adjusted depreciation, amortisation and net impairment losses were USD 2,565 million in the third quarter of 2021, compared to

USD 2,445 million in the third quarter of 2020. The increase was mainly due to investments and new fields in production, partially offset by higher reserves estimates especially in the E&P International segment and a lower depreciation basis due to a divestment of a US onshore asset.

Adjusted exploration expenses were USD 207 million in the third quarter of 2021, compared to USD 302 million in the third quarter of 2020. The decrease was mainly due to lower drilling costs, partially offset by a lower portion of wells being capitalised this quarter and higher field development costs. For more information, see the table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments
5

of USD 204 million to net operating income,
Adjusted earnings

[5] were USD 9,771 million in the third
quarter of 2021, an increase of USD 8,991 million from the third quarter of 2020.

Adjusted earnings after tax

[5] were USD 2,777 million in the third quarter of 2021, which reflects an effective tax rate on adjusted earnings of 71.6%, compared to 65.3% in the third quarter of 2020. The change in the effective tax rate was mainly caused by lower effect of uplift deduction including the effect of the temporary changes to Norway’s petroleum tax system in the third quarter of 2021.
This was partially offset by positive adjusted earnings in countries with unrecognised deferred tax assets in the third quarter of 2021.

Cash flows provided by operating activities increased by USD 5,407 million compared to the third quarter of 2020. The increase was mainly due to higher liquids and gas prices and increased cash flow from derivatives, partially offset by increased tax payments and by a change in working capital.

For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Equinor third quarter 2021

Cash flows used in investing activities decreased by USD 1,215 million compared to the third quarter of 2020. The decrease was mainly due to decreased financial investments and increased cash flow from derivatives.

Cash flows used in financing activities increased by USD 464 million compared to the third quarter of 2020. The increase was mainly due to increased repayment of short-term debt and increased collateral payments, partially offset by decreased repayment of debt and decreased payments related to the share buy-back program.

Total cash flows increased by USD 6,157 million compared to the third quarter of 2020.

Free cash flow

[5] in the third quarter of 2021 was USD 6,725 million compared to USD 217 million in the third quarter of 2020. The increase was mainly due to higher operating cash flow primarily due to higher liquids and gas prices, increased cash flow from derivatives, decreased payments related to the share buy-back program, partially offset by increased tax payments.

First nine months 2021 review

Net operating income was positive USD 20,085 million in the first nine months of 2021, compared to negative USD 2,434 million in the first nine months of 2020. The increase was mainly due to higher liquids and gas prices, significant positive impact from commodity derivatives, and net reversal of impairments
6

in the first nine months of 2021 compared to net impairments in the first nine months of 2020.

In the first nine months of 2021, net operating income was positively impacted by net gains on sale of assets of USD 1,362 million,

net
reversal of impairments of USD 361 million and operational storage effects of USD 233 million, partially offset by inventory hedge contracts of USD 394 million. In the first nine months of 2020, net operating income was negatively impacted mainly by net
impairments of USD 5,752 million and provisions of USD 290 million.

Adjusted total revenues and other income were USD 57,252 million in the first nine months of 2021 compared to USD 33,923 million in the first nine months of 2020. The increase was mainly due to significantly higher average prices for liquids and gas,

partially
offset by negative effects related to derivatives.

Adjusted purchases [6] were USD 23,729 million in the first nine months of 2021 compared to USD 15,856 million in the first nine months of 2020. The increase was mainly due to significantly higher average prices for liquids and gas.

Adjusted operating and administrative expenses were   USD 6,924 million in the first nine months of 2021, compared to USD 6,975 million in the first nine months of 2020. The decrease was mainly due to lower transportation costs, especially in the MMP segment, primarily due to lower freight rates on shipping of liquids in addition to lower volumes. The NOK/USD exchange rate development partially offset the decrease.

Adjusted depreciation, amortisation and net impairment losses were   USD 7,451 million in the first nine months of 2021,
compared to USD 7,025 million in the first nine months of 2020. The increase was mainly due to the NOK/USD exchange rate development, investments and new fields in production. The increase was partially offset by higher reserves estimates especially in the E&P International segment and a lower depreciation basis due to a divestment of a US onshore asset.

Adjusted exploration expenses were USD 650 million in the first nine months of 2021, compared to USD 886 million in the first nine months of 2020. The decrease was mainly due to lower drilling and other costs, a lower portion of exploration expenditure capitalised in earlier years being expensed,

and wells expensed in earlier years being recapitalised due to related projects on NCS being matured. The decrease was partially offset by a lower portion of exploration expenditure being capitalised this year and higher field development costs. For more information, see table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments
7

of USD 1,588 million to net operating income,
Adjusted earnings

[5] were USD 18,497 million in the first nine
months of 2021, an increase of USD 15,316 million compared to the first nine months of 2020.

Adjusted earnings after tax

[5] were USD 5,644 million in first nine months of 2021, compared to USD 1,478 million in the first nine months of 2020. The effective tax rate on adjusted earnings was 69.5% in first nine months of 2021, compared to an effective tax rate of 53.6% in first nine months of 2020. The increase in the effective tax rate was mainly caused by lower effect of uplift deduction including the effect of temporary changes to Norway’s petroleum tax system in the first nine months of 2021 and changes in provision for best estimates for uncertain tax positions in the first nine months of 2020. This was partially offset by positive adjusted earnings in countries with unrecognised deferred tax assets in the first nine months of 2021.

For more information, see note 2 Segments to the Condensed interim financial statements.
7

Restated following a change in the policy for adjusted earnings. For more information on items impacting net operating income, see Use and
reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Equinor third quarter 2021

Cash flows provided by operating activities

increased by USD 12,622 million compared to the first nine months of 2020. The increase was mainly due to higher liquids and gas prices and decreased tax payments, partially offset by a change in working capital.

Cash flows used in investing activities

decreased by USD 1,458 million compared to the first nine months of 2020. The decrease was mainly due to increased proceeds from sale of assets, partially offset by increased financial investments.

Cash flows used in financing activities increased by USD 9,288 million compared to the first nine months of 2020. The increase was mainly due to bonds issued in the first half of 2020 and increased repayment of short-term debt and increased collateral payments, partially offset by decreased payments related to the share buy-back program and decreased dividend paid.

Total cash flows

increased by USD 4,792 million compared to the first nine months of 2020.

Free cash flow [5] for the first nine months of 2021 was positive USD 16,406 million, compared to negative USD 1,277 million in the first nine months of 2020. The increase was mainly due to higher operating cash flow primarily due to higher liquids and gas prices,
increased proceeds from sale of assets, decreased payments related to the share buy-back program, decreased dividend paid

and
decreased tax payments.

OUTLOOK

●

Organic capital expenditures

[5] are estimated at around USD 8 billion for 2021, at an annual average of USD 9-10 billion for
2021-2022 and around USD 12 billion annual average for 2023-2024
8
.

●

Production

for 2021 is estimated to be around 2% above 2020 level [7].

●

Equinor’s ambition is to keep the unit of production cost

in the top quartile of its peer group.

●

Scheduled maintenance activity

is estimated to reduce equity production by around 45 mboe per day for the full year of 2021.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks

and
uncertainties because they relate to events and depend on circumstances that will occur in the future. We continue to monitor the impact of Covid-19 on our operations. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity and the ongoing impact of Covid-19 represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19 pandemic and we are still unable to predict
the ultimate impact of this event, including impact on general economic conditions worldwide. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic. For further information, see section Forward-looking statements.
8

USD/NOK exchange rate assumption of 9.

Equinor third quarter 2021

EXPLORATION

& PRODUCTION NORWAY

Third quarter 2021 review

Average daily production of liquids and gas

increased by 6% to 1,345 mboe per day in the third quarter of 2021, compared to

1,273 mboe per day in the third quarter of 2020. The increase was mainly due to higher flexible gas off-take, ramp-up on Johan
Sverdrup and positive contributions from the new field Martin Linge, partially offset by the shutdown at the Hammerfest LNG plant and expected natural decline.

Quarters Change Income statement under IFRS First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million) 2021 2020 Change
9,580 6,210 2,822
>100%

Total revenues and

other income
21,572 8,018
>100%

(1,087) (828) (735) 48% Operating and administrative expenses (2,709) (2,076) 30%
(478) (908) (1,486) (68%) Depreciation, amortisation and net impairment losses (2,956) (4,318) (32%)
(169) (55) (170) (1%) Exploration expenses (294) (330) (11%)
7,846 4,418 431 >100% Net operating income/(loss) 15,614 1,294 >100%

Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 35,243 million at

30 September 2021, compared to USD 31,445 million at 30 September 2020.

Net operating income

was USD 7,846 million in the third quarter of 2021 compared to USD 431 million in the third quarter of 2020.
The increase was mainly due to higher gas transfer price and liquids price in addition to net reversal of impairments.

In the third quarter of 2021, net operating income was positively impacted by net reversal of impairments of USD 975 million,

net
overlifted volumes of USD 68 million and unrealised gain on derivatives of USD 44 million. In the third quarter of 2020,

net operating
income was negatively impacted by impairments of USD 360 million, partially offset by overlifted volumes of USD 23 million.

Adjusted operating and administrative expenses increased mainly due to higher Gassled removal costs in addition to increased
maintenance, environmental taxes and electricity prices. The NOK/USD exchange rate development and ramp-up of new fields added
to the increase.   Adjusted depreciation, amortisation and net impairment losses increased mainly due to ramp-up of new fields, higher field specific production, increased investments and the NOK/USD exchange rate development. Adjusted exploration expenses increased mainly due to a lower portion of exploration expenditure being capitalised, partially offset by lower drilling costs.

After total adjustments of USD 1,087 million to net operating income, Adjusted   earnings [5] were USD 6,760 million in the third
quarter of 2021, compared to USD 773 million in the third quarter of 2020.

Quarters Change Adjusted earnings First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million) 2021 2020 Change
9,485 6,188 2,763
>100%

Adjusted total revenues and other income 21,313 8,071
>100%

Equinor third quarter 2021

(1,104) (864) (699) 58% Adjusted operating and administrative expenses (2,682) (2,097) 28%
(1,453) (1,312) (1,126) 29%
Adjusted depreciation, amortisation and net impairment
losses (4,058) (3,099) 31%
(168) (48) (165) 2% Adjusted exploration expenses (286) (325) (12%)
6,760 3,964 773 >100% Adjusted earnings/(loss) [5] 14,287 2,551 >100%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Equinor third quarter 2021

First nine months 2021 review

Net operating income

for E&P Norway was USD 15,614 million in the first nine months of 2021 compared to USD 1,294 million in the first nine months of 2020. The increase was mainly due to higher gas transfer price and liquids price in addition to net reversal of
impairments.

In the first nine months of 2021, net operating income was positively impacted by net reversal of impairments of USD 1,095 million, net overlifted volumes of USD 171 million and unrealised gain on derivatives of USD 64 million. In the first nine months of

2020, net
operating income was negatively impacted by impairments of USD 1,219 million and underlifted volumes of USD 26 million.

Adjusted operating and administrative expenses increased mainly due to the NOK/USD exchange rate development and higher
Gassled removal costs. Increased environmental taxes, ramp-up of new fields and higher electricity prices added to the increase.

Adjusted depreciation, amortisation and net impairment losses increased mainly due to the NOK/USD exchange rate development, higher investments, decreased proved reserves on several fields and increased depreciation of the asset retirement obligation (ARO)
assets. Ramp-up of new fields and higher field specific production added to the increase. Adjusted exploration expenses decreased mainly due to previously expensed wells being recapitalised due to related projects being matured. Lower portion of exploration
expenditure being capitalised and higher field development costs partially offset the decrease.

After total adjustments of USD 1,327 million to net operating income, Adjusted earnings [5] were USD 14,287 million in the first nine months of 2021, an increase from USD 2,551 million in the first nine months of 2020.

Equinor third quarter 2021

EXPLORATION

& PRODUCTION INTERNATIONAL

Third quarter 2021 review

Average daily equity production of liquids and gas

was 322 mboe per day in the third quarter of 2021 compared to 323 mboe per day in the third quarter of 2020. The flat production development was primarily due to natural decline in mature fields, partially offset by higher field specific production in Russia.

Average daily entitlement production of liquids and gas

was 229 mboe per day in the third quarter of 2021 compared to 255 mboe per day in the third quarter of 2020. The decrease was mainly due to lower entitlements under production sharing agreements (PSA)
as a result of higher prices. The net effects from PSA were 93 mboe per day in the third quarter of 2021 compared to 68 mboe per day in the third quarter of 2020.

Quarters Change Income statement under IFRS First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million) 2021 2020 Change
1,283 1,475 840 53%
Total revenues and

other income
3,808 2,742 39%
(6) 14 12 >(100%) Purchases [net of inventory variation] (21) (56) (62%)
(365) (439) (373) (2%) Operating and administrative expenses (1,056) (1,152) (8%)
(368) (228) (1,504) (76%) Depreciation, amortisation and net impairment losses (995) (2,883) (65%)
(11) (231) (304) (96%) Exploration expenses (349) (840) (58%)
534 591 (1,328) N/A Net operating income/(loss) 1,386 (2,189) N/A

Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 18,635 million at

30 September 2021, compared to USD 19,291 million at 30 September 2020.

Net operating income was positive USD 534 million in the third quarter of 2021 compared to negative USD 1,328 million in the third quarter of 2020. The increase was mainly due to higher liquids and gas prices in addition to net reversal of impairments in the third
quarter of 2021 compared to net impairments in the third quarter of 2020. Lower entitlement production partially offset the increase.

In the third quarter of 2021, net operating income was negatively impacted by net underlifted volumes of USD 78 million, partially
offset by net reversal of impairments of USD 51 million. In the third quarter of 2020, net operating income was negatively impacted by impairments of USD 1,176 million.

Adjusted operating and administrative expenses increased mainly due to increased royalties and production fees primarily driven by
higher prices. Higher operations and maintenance expenses added to the increase. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to increased reserve estimates, lower entitlement production from mature fields and reduced asset retirement obligation (ARO)

estimates. Increased investments and field specific production partially offset the decrease.
Adjusted exploration expenses decreased mainly due to lower drilling costs and lower exploration expenditure capitalised in earlier
years being expensed this quarter. A lower portion of exploration expenditure being capitalised partially offset the decrease.

After total adjustments of USD 22 million to net operating income, Adjusted earnings

[5] were positive USD 556 million in the third
quarter of 2021, up from negative USD 104 million in the third quarter of 2020.

Equinor third quarter 2021

Quarters Change Adjusted earnings First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million) 2021 2020 Change
1,388 1,315 820 69% Adjusted total revenues and other income 3,901 2,589 51%
(6) 14 12 >(100%) Adjusted purchases (21) (56) (62%)
(397) (378) (306) 30% Adjusted operating and administrative expenses (1,109) (996) 11%
(420) (416) (511) (18%)
Adjusted depreciation, amortisation and net impairment
losses (1,186) (1,529) (22%)
(9) (136) (119) (93%) Adjusted exploration expenses (248) (488) (49%)
556 399 (104) N/A Adjusted earnings/(loss) [5] 1,336 (479) N/A
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First nine months 2021 review

Net operating income for E&P International was positive USD 1,386 million in the first nine months of 2021, compared to negative
USD 2,189 million in the first nine months of 2020. The increase was mainly due to higher liquids and gas prices in addition to net
reversal of impairments in the first nine months of 2021 compared to net impairments in the first nine months of 2020. Lower entitlement production partially offset the increase.

In the first nine months of 2021, net operating income was positively impacted by net reversal of impairments of USD 90 million. In the
first nine months of 2020, net operating income was negatively impacted by net impairments of USD 1,705 million.

Adjusted operating and administrative expenses increased mainly due to increased royalties and production fees primarily driven by
higher prices. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to increased reserves estimates, lower entitlement production from mature fields and reduced asset retirement obligation (ARO) estimates. Increased investments

and
field specific production partially offset the decrease. Adjusted exploration expenses decreased mainly due to lower drilling and other costs in addition to lower exploration expenditure capitalised in earlier years being expensed this period. A lower portion of exploration
expenditure being capitalised partially offset the decrease.

After total adjustments of USD 50 million to net operating income, Adjusted   earnings

[5] were positive USD 1,336 million in the first
nine months of 2021, up from negative USD 479 million in the first nine months of 2020.

Equinor third quarter 2021

EXPLORATION

& PRODUCTION USA

Third quarter 2021 review

Average daily equity production of liquids and gas

was 328 mboe per day in the third quarter of 2021 compared to 398 mboe per day in the third quarter of 2020. The decrease was mainly due to divestment of an unconventional US onshore asset in the second quarter of 2021 and lower US offshore production due to Hurricane Ida.

Average daily entitlement production of liquids and gas decreased to 280 mboe per day in the third quarter of 2021 compared to
336 mboe per day in the third quarter of 2020. The decrease was mainly due to divestment of an unconventional US onshore asset in
the second quarter of 2021 and lower US offshore production due to Hurricane Ida.

Quarters Change Income statement under IFRS First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million) 2021 2020 Change
886 968 611 45%
Total revenues and

other income
2,847 1,971 44%
(222) (287) (344) (35%) Operating and administrative expenses (844) (1,008) (16%)
(374) (438) (1,460) (74%) Depreciation, amortisation and net impairment losses (1,247) (3,171) (61%)
(46) (39) (413) (89%) Exploration expenses (156) (745) (79%)
244 204 (1,606) N/A Net operating income/(loss) 600 (2,953) N/A

Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 11,552 million at

30 September 2021, compared to USD 14,113 million at 30 September 2020.

Net operating income was positive USD 244 million in the third quarter of 2021 compared to negative USD 1,606 million in the third quarter of 2020. The increase was due to lower net impairments and higher commodity prices in the third quarter of

2021.

In the third quarter of 2021, net operating income was negatively impacted by net impairments of USD 28 million,

relating to the US
offshore leaseholds and changes to commodity prices assumptions. In the third quarter of 2020, net operating income was negatively impacted by net impairments of USD 1,383 million, mainly due to lower commodity price assumptions for the unconventional

US
onshore and US offshore assets.

Adjusted operating and administrative expenses decreased mainly due to the divestment of an unconventional US onshore asset.
Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from the
divestment of an unconventional US onshore asset in second quarter of 2021. Adjusted exploration expenses increased due to additional field development activity.

After total adjustments of USD 44 million to net operating income, Adjusted earnings

[5] were positive USD 288 million in the third
quarter of 2021, up from negative USD 193 million in the third quarter of 2020.

Quarters Change Adjusted earnings First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million) 2021 2020 Change
886 968 611 45% Adjusted total revenues and other income 2,847 1,971 44%

Equinor third quarter 2021

(206) (272) (315) (35%) Adjusted operating and administrative expenses (813) (977) (17%)
(362) (438) (469) (23%)
Adjusted depreciation, amortisation and net impairment
losses (1,208) (1,444) (16%)
(30) (28) (20) 52% Adjusted exploration expenses (116) (74) 56%
288 230 (193) N/A Adjusted earnings/(loss) [5] 710 (524) N/A
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Equinor third quarter 2021

First nine months 2021 review

Net operating income for E&P USA was positive USD 600 million in the first nine months of 2021 compared to negative USD 2,953 million in the first nine months of 2020. The positive development was mainly due to higher liquids and gas prices in the first nine
months of 2021 compared to the first nine months of 2020 and lower impairments related to unconventional US onshore and US offshore assets in the first nine months of 2021 compared to the first nine months of 2020.

In the first nine months of 2021, net operating income was negatively impacted by net impairments of USD 79 million relating to the
US offshore leaseholds, changes to commodity prices assumptions and due to reduced fair value related to an asset held for sale in the first quarter of 2021. In the first nine months of 2020, net operating income was negatively impacted by net impairments of

USD
2,391 million, mainly due to lower commodity price assumptions for the unconventional US onshore and US offshore assets.

Adjusted operating and administrative expenses decreased mainly due to lower activity for unconventional US onshore as well as the
divestment of an unconventional US onshore asset. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from classification of an unconventional US onshore asset as held for sale in the fourth quarter of 2020 and no depreciation expense being recognised for the period until the divestment of the asset in the second quarter of
2021. Adjusted exploration expenses increased mainly due to a lower portion of exploration expenditure being capitalised and a higher portion of exploration expenditure capitalised in earlier years being expensed. The increase was partially offset by lower drilling
costs.

After total adjustments of USD 110 million to net operating income. Adjusted   earnings

[5] were positive USD 710 million in the first
nine months of 2021, up from negative USD 524 million in the first nine months of 2020.

Equinor third quarter 2021

MARKETING, MIDSTREAM & PROCESSING

Third quarter 2021 review

Natural gas sales volumes amounted to 14.5 billion standard cubic meters (bcm) in the third quarter of 2021, up 0.4 bcm compared to the third quarter of 2020. Of the total gas sales in the third quarter of 2021, entitlement gas was 13.1 bcm, up 0.5 bcm from the third
quarter of 2020. The increase was mainly due to higher E&P Norway volumes, partially offset by the absence of equity LNG volumes as a result of the outage at the Hammerfest LNG plant due to shutdown.

Liquids sales volumes

amounted to 184.4 million barrels (mmbl) in the third quarter of 2021, down by 34.3 mmbl compared to the third quarter of 2020 mainly due to decreased purchase from third party and lower E&P International equity production, partially offset by increased volumes from E&P Norway.

Average invoiced European natural gas sales price was 371% higher compared to the third quarter of 2020 due to strong demand from Asia and lower supply into Europe. Average invoiced North American piped gas sales price increased by 111

%

in the same
period mainly due to increased Henry Hub price driven by high demand from power generation and LNG exports with no increased gas production.

Quarters Change Income statement under IFRS First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million) 2021 2020 Change
22,787 16,981 11,055
>100%

Total revenues and

other income
55,557 33,344 67%
(20,290) (15,448) (9,171) >100%
Purchases [net of inventory variation] [6]

(49,914) (27,799) 80%
(1,003) (1,097) (1,231) (19%) Operating and administrative expenses (3,169) (3,998) (21%)
(570) (284) (102) >100% Depreciation, amortisation and net impairment losses (1,005) (709) 42%
924 152 551 68% Net operating income/(loss) 1,468 839 75%

Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 3,079 million at

30 September 2021, compared to USD 4,514 million at 30 September 2020.

Net operating income

was USD 924 million in the third quarter of 2021 compared to USD 551 million in the third quarter of 2020. The increase was mainly due to significant positive impact from commodity derivatives, partially offset by impairments and lower results from liquids trading.

In the third quarter of 2021, net operating income was negatively impacted by inventory hedging effects of USD 748 million and
impairments of USD 485 million related to refinery assets.   In the third quarter of 2020, net operating income was positively impacted by inventory hedging effects and unrealised gain on derivatives amounting to USD 352 million.

Adjusted purchases [6] increased mainly due to higher prices for both liquids and gas, partially offset by lower third party volumes for liquids. Adjusted operating and administrative expenses decreased mainly due to lower transportation costs caused by lower freight
rates on shipping of liquids in addition to lower volumes. Higher costs at operating plants partially offset the decrease. Adjusted depreciation, amortisation and net impairment losses decreased slightly.

After total adjustments of USD 1,263 million to net operating income, Adjusted earnings [5] were USD 2,187 million in the third quarter of 2021, compared to USD 262 million in the third quarter of 2020.

Equinor third quarter 2021

Quarters Change Adjusted earnings First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million) 2021 2020 Change
23,650 16,874 10,704
>100%

Adjusted total revenues and other income 56,042 33,293 68%
(20,332) (15,535) (9,174) >100% Adjusted purchases [6] (50,148) (27,603) 82%
(1,047) (1,096) (1,167) (10%) Adjusted operating and administrative expenses (3,224) (3,752) (14%)
(84) (99) (102) (17%)
Adjusted depreciation, amortisation and net impairment
losses (278) (287) (3%)
2,187 144 262 >100% Adjusted earnings [5] 2,393 1,652 45%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First nine months 2021 review

Net operating income for MMP was USD 1,468 million in the first nine months of 2021 compared to USD 839 million in the first nine months of 2020. The increase was mainly due to significant positive impact from commodity derivatives and higher results from
liquids, partially offset by impairments.

In the first nine months of 2021, net operating income was negatively impacted by impairments of USD 727 million related to refinery assets and inventory hedging effect of USD 394 million, partially offset by operational storage effects of USD 233 million. In the first nine months of 2020, net operating income was negatively impacted by impairments of USD 422 million and higher provisions of USD
246 million.

Adjusted purchases [6] increased mainly due to higher prices for liquids, partially offset by lower volumes for liquids. Adjusted operating and administrative expenses decreased mainly due to significant lower transportation costs caused by weak freight market
in addition to lower volumes. Higher costs at operating plants partially offset the decrease. Adjusted depreciation, amortisation and net impairment decreased slightly.

After total adjustments of USD 925 million to net operating income,

Adjusted earnings

[5] were USD 2,393 million in the first nine
months of 2021, an increase from USD 1,652 million in the first nine months of 2020 .

Equinor third quarter 2021

RENEWABLES

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment “Other”. The change has its basis in the increased strategic importance of the
renewable business for Equinor and that the information is regarded useful for the readers of the financial statements.

As from the third quarter, Equinor has decided to change its policy for how gains and/or losses from sales of assets are presented in adjusted earnings for the Renewables segment. Equinor applies a consistent presentation policy across the reporting segments for its
Renewables, upstream and midstream activities. Gains and/or losses from sales of assets are excluded from the adjusted earnings performance measure for all segments. The policy has been retrospectively applied in 2021 in the adjusted earnings table below but
with no impact on the comparable numbers for 2020.

Third quarter 2021 review

Power generation
9
  was 304 GWh in the third quarter of 2021, compared to 319 GWh in the third quarter of 2020. The decrease was due to wind being below seasonal average in the third quarter of 2021.

Quarters Change Income statement under IFRS First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million) 2021 2020 Change
7 2 65 (89%)
Total revenues and

other income
1,390 147
>100%

(33) (32) (50) (34%) Operating and administrative expenses (105) (122) (14%)
(1) (1) (0) >100% Depreciation, amortisation and net impairment losses (2) (0) >100%
(27) (31) 15 N/A Net operating income/(loss) 1,283 25 >100%

Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 1,217 million at

30 September 2021, compared to USD 963 million at 30 September 2020.

Net operating income

was negative USD 27 million in the third quarter of 2021 compared to positive USD 15 million in the third quarter of 2020. The decrease was mainly due to a lower positive proportion of net income from equity accounted investments in the
third quarter of 2021 compared to the third quarter of 2020. In addition, costs related to the progressing of the Empire Wind

and
Beacon Wind assets in the US East coast contributed to reduced net income from equity accounted investments. The consolidation method for these assets has been changed from proportional to equity accounted investments in 2021, following the farm-down of
50% of the owner share in the first quarter of 2021.

Adjusted operating and administrative expenses decreased mainly due to changed consolidation method for the Empire Wind

and
Beacon Wind assets, partially offset by increased business development costs driven by higher activity level in the US, the UK and in
Asia. Adjusted depreciation, amortisation and net impairment losses were slightly up due to depreciation of certain water permits acquired in 2021.

After total adjustments of USD 1 million to net operating income, Adjusted   earnings [5] were negative USD 28   million in the third
quarter of 2021, compared to positive USD 15 million in the third quarter of 2020.

9

Equinor share.

Equinor third quarter 2021

Quarters Change Adjusted earnings First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million) 2021 2020 Change
6 2 65 (91%) Adjusted total revenues and other income

9
1)
149 (94%)
(33) (32) (50) (34%) Adjusted operating and administrative expenses (105) (122) (14%)
(1) (1) (0) >100%
Adjusted depreciation, amortisation and net impairment
losses (2) (0) >100%
(28) (31) 15 N/A Adjusted earnings [5]

(98)
1)
27 N/A
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
1) Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP
financial measures in the Supplementary disclosures.

First nine months 2021 review

Net operating income was USD 1,283 million in the first nine months of 2021 compared to USD 25 million in the first nine months of
2020. The increase was mainly due to gain on divestments completed in the first quarter of 2021 of around USD 1.4 billion.

A lower
positive proportion of net income from equity accounted investments in the first nine months of 2021 compared to the first nine months
of 2020 partially offset the increase. In addition, costs related to the progressing of the Empire Wind and Beacon Wind assets in the
US East coast contributed to reduced net income from equity accounted investments. The consolidation method for these assets has
been changed from proportional to equity accounted investments in 2021, following the farm-down of 50% of the owner share in the
first quarter of 2021.

Adjusted operating and administrative expenses decreased mainly due to changed consolidation method for the Empire Wind

and
Beacon Wind assets, partially offset by increased business development costs driven by higher activity level in the US, the UK and in
Asia. Adjusted depreciation, amortisation and net impairment losses were slightly up due to depreciation of certain water permits acquired in 2021.

After total adjustments
10

of USD 1,381 million to net operating income,
Adjusted earnings

[5] were negative USD 98 million in the
first nine months of 2021 compared to positive USD 27 million in the first nine months of 2020.

10

Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial
measures in the Supplementary disclosures.

Equinor third quarter 2021

CONDENSED INTERIM FINANCIAL STATEMENTS

Third quarter 2021
CONSOLIDATED STATEMENT

OF INCOME

Quarters First nine months Full year
Q3 2021 Q2 2021 Q3 2020 (unaudited, in USD million) Note 2021 2020 2020*
23,111 17,380 11,250 Revenues 2 56,619 33,878 45,753
75 16 86 Net income/(loss) from equity accounted investments

121 190 53
79 66 3 Other income 3 1,576 5 12
23,264 17,462 11,339
Total revenues and

other income
2 58,316 34,073 45,818
(9,052) (7,399) (5,307) Purchases [net of inventory variation] (23,617) (15,453) (20,986)
(2,241) (2,134) (2,187) Operating expenses (6,317) (6,826) (8,831)
(145) (195) (181) Selling, general and administrative expenses (558) (555) (706)
(2,034) (2,111) (4,798) Depreciation, amortisation and net impairment losses 6 (6,942) (11,757) (15,235)
(226) (326) (886) Exploration expenses

(798) (1,914) (3,483)
(13,698) (12,164) (13,359) Total operating expenses 2 (38,231) (36,506) (49,241)
9,567 5,298 (2,019) Net operating income/(loss) 2 20,085 (2,434) (3,423)
(308) (304) (343) Interest expenses and other financial expenses

(924) (1,066) (1,392)
(228) (90) 142 Other financial items

(713) 640 556
(536) (393) (201) Net financial items 4 (1,637) (426) (836)
9,031 4,905 (2,220) Income/(loss) before tax

18,448 (2,859) (4,259)
(7,622) (2,962) 95 Income tax 5 (13,242) (221) (1,237)
1,409 1,943 (2,124) Net income/(loss) 5,206 (3,080) (5,496)
1,406 1,938 (2,127) Attributable to equity holders of the company 5,195 (3,088) (5,510)

Equinor third quarter 2021

3 5 3 Attributable to non-controlling interests 11 8 14
0.43 0.60 (0.65) Basic earnings per share (in USD) 1.60 (0.94) (1.69)
0.43 0.60 (0.65) Diluted earnings per share (in USD) 1.60 (0.94) (1.69)
3,245 3,247 3,248 Weighted average number of ordinary shares outstanding (in millions) 3,247 3,276 3,269
3,255 3,257 3,257
Weighted average number of ordinary shares outstanding diluted (in millions) 3,256 3,284 3,277
* Audited

Equinor third quarter 2021

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME

Quarters First nine months Full year
Q3 2021 Q2 2021 Q3 2020 (unaudited, in USD million) 2021 2020 2020*
1,409 1,943 (2,124) Net income/(loss) 5,206 (3,080) (5,496)
37 107 34 Actuarial gains/(losses) on defined benefit pension plans 260 197 (106)
(11) (24) (6) Income tax effect on income and expenses recognised in OCI
1)
(61) (56) 19
26 83 27
Items that will not be reclassified to the Consolidated statement of income
200 141 (87)
(751) 119 888 Foreign currency translation effects (678) (1,734) 1,064
(751) 119 888
Items that may be subsequently reclassified to the Consolidated statement of income (678) (1,734) 1,064
(725) 202 915 Other comprehensive income/(loss) (478) (1,593) 977
684 2,144 (1,209)
Total comprehensive

income/(loss)
4,728 (4,673) (4,519)
681 2,140 (1,212) Attributable to the equity holders of the company 4,717 (4,682) (4,533)
3 5 3 Attributable to non-controlling interests 11 8 14
* Audited
1) Other comprehensive income (OCI).

Equinor third quarter 2021

CONSOLIDATED BALANCE SHEET

At 30 September At 30 June At 31 December At 30 September
(unaudited, in USD million) Note 2021 2021 2020* 2020
ASSETS
Property, plant and equipment 6 64,063 65,373 65,672 62,988
Intangible assets 6 6,762 6,829 8,148 9,667
Equity accounted investments 2,456 2,377 2,262 1,650
Deferred tax assets 5,500 5,231 4,974 4,251
Pension assets 1,538 1,552 1,310 1,103
Derivative financial instruments 1,295 1,691 2,476 1,964
Financial investments 3,464 3,895 4,083 3,437
Prepayments and financial receivables 1,346 934 861 1,240

Total non-current

assets
86,425 87,882 89,786 86,300

Inventories 2,994 2,548 3,084 2,860
Trade and other receivables 11,695 8,564 8,232 6,108
Derivative financial instruments 5,962 2,251 886 570
Financial investments 15,032 15,152 11,865 10,563
Cash and cash equivalents 13,815 9,912 6,757 7,844

Total current assets 49,498 38,426 30,824 27,944

Assets classified as held for sale 3 850 950 1,362 188

Total assets 136,773 127,259 121,972 114,432

EQUITY AND LIABILITIES
Shareholders' equity 37,018 37,023 33,873 34,084
Non-controlling interests 16 18 19 24

Total equity 37,034 37,041 33,892 34,108

Finance debt
1)
4 27,832 28,112 29,118 29,073

Equinor third quarter 2021

Lease liabilities
1)
2,632 2,796 3,220 3,120
Deferred tax liabilities 14,999 12,306 11,224 9,451
Pension liabilities 4,350 4,411 4,292 3,705
Provisions and other liabilities 7 18,954 18,890 19,731 19,191
Derivative financial instruments 700 606 676 787

Total non-current

liabilities
69,466 67,120 68,260 65,328

Trade, other payables and provisions 11,157 10,022 10,510 8,118
Current tax payable 5 8,305 5,156 1,148 543
Finance debt
1)
4 2,963 3,463 4,591 4,180
Lease liabilities
1)
1,123 1,113 1,186 1,097
Dividends payable 583 487 357 292
Derivative financial instruments 5,688 2,247 1,710 765

Total current liabilities 29,819 22,488 19,502 14,996

Liabilities directly associated with the assets classified as held for sale

3 453 610 318 0

Total liabilities 99,738 90,218 88,081 80,324

Total equity and liabilities 136,773 127,259 121,972 114,432
* Audited
1) Lease liabilities are separated from the line item Finance debt and 2020 has been reclassified.

Equinor third quarter 2021

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY

(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
Share-
holders'
equity
Non-
controlling
interests Total equity
At 31 December 2019* 1,185 7,732 37,481 (5,258) 41,139 20 41,159
Net income/(loss) (3,088) (3,088) 8 (3,080)
Other comprehensive income/(loss) 141 (1,734) (1,593) (1,593)
Total comprehensive

income/(loss)
(4,673)
Dividends (1,476) (1,476) (1,476)
Share buy-back (21) (869) (890) (890)
Other equity transactions (8) (0) (8) (4) (12)
At 30 September 2020

1,164 6,855 33,056 (6,991) 34,084 24 34,108
At 31 December 2020* 1,164 6,852 30,050 (4,194) 33,873 19 33,892
Net income/(loss) 5,195 5,195 11 5,206
Other comprehensive income/(loss) 200 (678) (478) (478)
Total comprehensive

income/(loss)
4,728
Dividends (1,460) (1,460) (1,460)
Share buy-back
1)
0 (99) (99) (99)
Other equity transactions (12) (0) (12) (14) (26)
At 30 September 2021 1,164 6,741 33,984 (4,871) 37,018 16 37,034
* Audited

1) In

July 2021 Equinor launched the first tranche of around USD 300 million of the new share buy-back programme, for

2021,
totaling USD 600 million. For the first tranche Equinor entered into an irrevocable agreement with a third party for up to USD 99
million of shares to be purchased in the market, while around USD 200 million of shares from the Norwegian State will in accordance with an agreement with the Ministry of Petroleum and Energy be redeemed at the next annual general meeting in

May
2022 in order for the Norwegian State to maintain their ownership percentage in Equinor. As of 30 September 2021 the USD 99 million order has been acquired in the open market and the full amount has been settled.

Equinor third quarter 2021

CONSOLIDATED STATEMENT

OF CASH FLOWS

Quarters First nine months Full year
Q3 2021 Q2 2021 Q3 2020 (unaudited, in USD million) Note 2021 2020 2020*
9,031 4,905 (2,220) Income/(loss) before tax 18,448 (2,859) (4,259)
2,034 2,111 4,798 Depreciation, amortisation and net impairment losses 6 6,942 11,757 15,235
81 25 662 Exploration expenditures written off 170 1,222 2,506
(88) 43 131 (Gains)/losses on foreign currency transactions and balances 4 (115) 156 646
5 16 (1) (Gains)/losses on sale of assets and businesses 3 (1,362) (2) 18
(235) (565) 258 (Increase)/decrease in other items related to operating activities
1)
(578) 750 918
107 170 (182) (Increase)/decrease in net derivative financial instruments 853 (446) (451)
13 39 41 Interest received 90 150 162
(146) (199) (146) Interest paid (486) (526) (730)
10,801 6,543 3,342
Cash flows provided by operating activities before taxes paid and working capital items 23,962 10,201 14,045
(1,503) (344) (110) Taxes paid (1,931) (2,742) (3,134)
(1,260) 444 (600) (Increase)/decrease in working capital (1,366) 583 (524)
8,039 6,643 2,632
Cash flows provided by operating activities

20,665 8,043 10,386
0 (111) 0 Cash used in business combinations
2)
3 (111) 0 0
(1,917) (1,747) (1,723) Capital expenditures and investments (5,814) (5,972) (8,476)
(39) (4,224) (1,034) (Increase)/decrease in financial investments
3)
(3,564) (3,165) (3,703)
218 (65) (261) (Increase)/decrease in derivatives financial instruments (152) (332) (620)
(24) (134) (18) (Increase)/decrease in other interest-bearing items (161) (16) 202
(47) 692 14 Proceeds from sale of assets and businesses 3 1,792 16 505
(1,808) (5,589) (3,023) Cash flows used in investing activities (8,011) (9,469) (12,092)
0 0 0 New finance debt 0 8,347 8,347
0 (1) (1,305) Repayment of finance debt
4)
(1,425) (1,305) (2,055)

Equinor third quarter 2021

(309) (308) (337) Repayment of lease liabilities
4)
(919) (961) (1,277)
(488) (389) (287) Dividends paid (1,232) (2,037) (2,330)
(99) 0 (1,001) Share buy-back (99) (1,059) (1,059)
(1,191) 687 1,308 Net current finance debt and other financing activities (1,518) 1,110 1,365
(2,087) (10) (1,623) Cash flows provided by/(used in) financing activities (5,193) 4,095 2,991
4,143 1,044 (2,014) Net increase/(decrease) in cash and cash equivalents 7,461 2,669 1,285
(262) 3 158 Effect of exchange rate changes on cash and cash equivalents (433) (1) 294
9,904 8,857 9,700
Cash and cash equivalents at the beginning of the period (net of overdraft) 6,757 5,177 5,177
13,785 9,904 7,844
Cash and cash equivalents at the end of the period (net of
overdraft)
5)
13,785 7,844 6,757
* Audited

1) First nine months 2021 includes redetermination settlement for the Agbami field. For more information see note 7 Provisions, commitments, contingent liabilities and contingent assets.
2) Net after cash and cash equivalents acquired.
3) Includes sale of Lundin shares in the second quarter of 2020.

4) Repayment of lease liabilities are separated from the line item Repayment of finance debt and 2020 has been reclassified.
5) At 30 September 2021 cash and cash equivalents

included a net overdraft of USD 30 million. At 31 December 2020 and at 30 September
2020 cash and cash equivalents net overdraft were zero.

Equinor third quarter 2021

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group’s (Equinor’s) business consists principally of the exploration, production, transportation, refining and marketing of
petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New
York Stock Exchange (USA).

All of Equinor's oil and gas activities and net assets on the Norwegian continental shelf are owned by Equinor Energy AS, a 100%
owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor

ASA.

Following changes in Equinor's internal reporting to management, the composition of Equinor's operating and reporting segments changed as of the first quarter 2021. Segment information for prior periods has been reclassified to align with the new segment presentation. Certain further changes to Equinor’s operating segments took effect on 1 June 2021, but this had no material impact on
the reporting segments, and no reclassifications were required. For more information, see note 2 Segments to these condensed interim financial statements.

Equinor's condensed interim financial statements for the third quarter of 2021 were authorised for issue by the board of directors on
26 October 2021.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial
Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU).

The
condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting
Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2020. IFRS as adopted by the EU differs in certain respects from
IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these condensed interim financial statements is included in Equinor's
Consolidated annual financial statements for 2020.

There have been no changes to the significant accounting policies during 2021 compared to the consolidated annual financial statements for 2020. When determining fair value, there have been no changes to the valuation techniques or -models and

Equinor
applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the annual financial statements for 2020.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair
presentation of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period
results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of
the tables may not equal the sum of the amounts shown due to rounding.

The condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions
that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in
the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The ongoing Covid-19 pandemic creates additional estimation uncertainties and impacts key assumptions applied by Equinor in the valuation of our assets and the measurement of our liabilities. Reference is made
to note 2 Significant accounting policies in Equinor’s Consolidated annual financial statements for 2020 and to note 8 Impact of the
Covid-19 pandemic to these condensed interim financial statements for further information.

Equinor third quarter 2021

2 Segments

As from 1 June 2021 Equinor’s operations are managed through the following operating segments

(business areas): Exploration &
Production Norway (EPN), Exploration & Production International (EPI), Exploration & Production USA (EPIUSA), Marketing,
Midstream & Processing (MMP), Renewables (REN), Projects, Drilling and Procurement (PDP) and Technology, Digital & Innovation
(TDI) and Corporate staff and functions.

The main change in the organisational corporate structure compared to previous periods is that the operating segment Development
& Production Brazil is merged into the operating segment Exploration & Production International. In addition, the operating segment
Exploration is divided and merged into Exploration & Production Norway, Exploration & Production International and Exploration &
Production USA. Global Strategy & Business development is divided and merged into the functions for Chief Financial Officer and
Safety, Security and Sustainability. The operating segment Technology,

Projects & Drilling is split into Technology,

Digital &
Innovation and Projects, Drilling & Procurement. The new organisational corporate structure has not resulted in any changes in the
reportable segments.

The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International),
Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) consist of the
business areas EPN, EPI, EPIUSA, MMP and REN respectively. The operating segments, PDP, TDI and corporate staffs and functions are aggregated into the reporting segment “Other” due to the immateriality of these operating segments. The majority of the
costs within the operating segments PDP and TDI are allocated to the E&P Norway, E&P International, E&P USA, MMP and REN
reporting segments.

The changes do not have a material effect on comparable figures.

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment “Other”. The new reporting structure has been applied retrospectively with comparable figures reclassified. The change has its basis in the increased strategic importance of the renewable business for Equinor and that the
information is regarded useful for the readers of the financial statements.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss) .

Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item
Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The
lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to
PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period’s allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to

PP&E,
intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Equinor third quarter 2021

Third quarter 2021
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 70 246 78 22,700 1 94 0 23,190
Revenues inter-segment 9,511 975 808 83 0 2 (11,379) 0
Net income/(loss) from equity accounted
investments (1) 61 0 3 6 5 0 75
Total revenues and

other income

9,580 1,283 886 22,787 7 102 (11,379) 23,264
Purchases [net of inventory variation] 0 (6) (0) (20,290) 0 (1) 11,245 (9,052)
Operating, selling, general and
administrative expenses (1,087) (365) (222) (1,003) (33) 156 168 (2,386)
Depreciation, amortisation and net
impairment losses (478) (368) (374) (570) (1) (244) 0 (2,034)
Exploration expenses (169) (11) (46) 0 0 0 0 (226)
Total operating expenses (1,733) (749) (642) (21,862) (34) (89) 11,412 (13,698)
Net operating income/(loss) 7,846 534 244 924 (27) 13 33 9,567
Additions to PP&E, intangibles and equity
accounted investments 1,121 444 174 49 74 144 (0) 2,006

Equinor third quarter 2021

Second quarter 2021
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 42 287 101 16,892 7 117 0 17,446
Revenues inter-segment 6,167 1,170 867 82 0 1 (8,287) 0
Net income/(loss) from equity accounted
investments 0 19 0 7 (6) (4) 0 16
Total revenues and

other income

6,210 1,475 968 16,981 2 114 (8,287) 17,462
Purchases [net of inventory variation] 0 14 (0) (15,448) 0 (0) 8,035 (7,399)
Operating, selling, general and
administrative expenses (828) (439) (287) (1,097) (32) 57 298 (2,329)
Depreciation, amortisation and net
impairment losses (908) (228) (438) (284) (1) (252) 0 (2,111)
Exploration expenses (55) (231) (39) 0 0 0 0 (326)
Total operating expenses (1,792) (884) (764) (16,829) (33) (195) 8,333 (12,164)
Net operating income/(loss) 4,418 591 204 152 (31) (82) 46 5,298
Additions to PP&E, intangibles and equity
accounted investments 1,368 429 180 59 156 52 0 2,243

Third quarter 2020
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN
1)
Other
1)
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 15 91 76 11,000 5 66 0 11,253
Revenues inter-segment 2,806 731 535 47 0 1 (4,121) 0
Net income/(loss) from equity accounted
investments 0 18 0 8 60 0 0 86
Total revenues and

other income

2,822 840 611 11,055 65 67 (4,121) 11,339
Purchases [net of inventory variation] 0 12 0 (9,171) (0) 1 3,851 (5,307)
Operating, selling, general and
administrative expenses (735) (373) (344) (1,231) (50) 202 163 (2,368)
Depreciation, amortisation and net
(1,486) (1,504) (1,460) (102) (0) (247) 0 (4,798)

Equinor third quarter 2021

impairment losses
Exploration expenses (170) (304) (413) 0 0 1 0 (886)
Total operating expenses (2,391) (2,168) (2,217) (10,504) (50) (42) 4,014 (13,359)
Net operating income/(loss) 431 (1,328) (1,606) 551 15 25 (107) (2,019)
Additions to PP&E, intangibles and equity
accounted investments 1,103 357 252 35 7 271 0 2,025
1) Reclassified

Equinor third quarter 2021

First nine months 2021
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 139 754 300 55,290 1,390 322 0 58,195
Revenues inter-segment 21,433 2,950 2,547 249 0 4 (27,184) 0
Net income/(loss) from equity accounted
investments (0) 103 0 18 (1) 1 0 121
Total revenues and

other income

21,572 3,808 2,847 55,557 1,390 327 (27,184) 58,316
Purchases [net of inventory variation] 0 (21) (0) (49,914) 0 (1) 26,321 (23,617)
Operating, selling, general and
administrative expenses (2,709) (1,056) (844) (3,169) (105) 266 742 (6,875)
Depreciation, amortisation and net
impairment losses (2,956) (995) (1,247) (1,005) (2) (736) 0 (6,942)
Exploration expenses (294) (349) (156) 0 0 0 0 (798)
Total operating expenses (5,958) (2,421) (2,247) (54,089) (107) (471) 27,062 (38,231)
Net operating income/(loss) 15,614 1,386 600 1,468 1,283 (145) (121) 20,085
Additions to PP&E, intangibles and equity
accounted investments 3,798 1,269 511 146 358 182 (0) 6,263
Balance sheet information
Equity accounted investments

3 1,265 0 96 1,061 31 (0) 2,456
Non-current segment assets

35,240 17,370 11,552 2,982 156 3,525 0 70,826
Non-current assets not allocated to
segments

13,144
Total non-current

assets

86,425

Equinor third quarter 2021

First nine months 2020
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN
1)
Other
1)
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 33 308 285 33,087 5 165 0 33,882
Revenues inter-segment 7,985 2,412 1,686 232 0 3 (12,318) 0
Net income/(loss) from equity accounted
investments 0 22 0 26 142 0 0 190
Total revenues and

other income

8,018 2,742 1,971 33,344 147 167 (12,318) 34,073
Purchases [net of inventory variation] 0 (56) 0 (27,799) (0) 1 12,400 (15,453)
Operating, selling, general and
administrative expenses (2,076) (1,152) (1,008) (3,998) (122) 458 516 (7,382)
Depreciation, amortisation and net
impairment losses (4,318) (2,883) (3,171) (709) (0) (676) 0 (11,757)
Exploration expenses (330) (840) (745) 0 0 1 0 (1,914)
Total operating expenses (6,724) (4,931) (4,924) (32,505) (122) (216) 12,916 (36,506)
Net operating income/(loss) 1,294 (2,189) (2,953) 839 25 (49) 599 (2,434)
Additions to PP&E, intangibles and equity
accounted investments 3,511 1,582 945 142 13 755 0 6,948
Balance sheet information
Equity accounted investments

2 581 0 87 960 20 (0) 1,650
Non-current segment assets

31,442 18,710 14,113 4,427 3 3,961 0 72,655
Non-current assets not allocated to
segments

11,995
Total non-current

assets

86,300
1) Reclassified

In the third quarter of 2021 Equinor recognised net impairment reversals of USD 513 million of which USD 19 million was net
impairment of acquisition cost and signature bonuses classified as exploration expenses. The line item Exploration expenses in the
Consolidated statement of income also includes impairment of capitalised exploration well cost. For information regarding impairment of capitalised exploration well cost, see note 6 Property, plant and equipment and intangible assets.

In the E&P International segment the net impairment reversal was USD 51 million that mainly related to an asset in the

Europe and
Asia area caused by positive change in the short-term price assumptions.

Equinor third quarter 2021

In the E&P Norway segment the net impairment reversal was USD 975 million related to an offshore asset caused by a positive change in the short-term price assumptions.

In the MMP segment the impairments were USD 485 million of which USD 480 million that related to a refinery caused by increased estimated CO2 costs.

In the E&P USA segment the net impairment was USD 28 million. In the E&P USA – onshore area the net impairment reversal was
USD 25 million that mainly was caused by increased short- and mid-term gas prices and changes in business plans. In the E&P USA -
offshore Gulf of Mexico an asset was impaired by USD 18 million due to decreased production estimates. Acquisition cost and signature bonuses related to exploration assets were impaired by USD 35 million.

For information on group impairment losses and reversals, see note 6 Property, plant and equipment and intangible assets.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

Equinor third quarter 2021

Non-current assets by country
At 30 September At 30 June At 31 December At 30 September
(in USD million) 2021 2021 2020 2020
Norway 40,657 41,342 42,192 37,327
USA 12,431 12,667 13,172 14,858
Brazil 8,505 8,339 8,203 8,752
UK 4,010 4,222 4,398 4,175
Azerbaijan 1,675 1,674 1,683 1,684
Canada 1,429 1,478 1,527 1,468
Russia 1,071 1,012 973 429
Angola 870 914 725 1,270
Algeria 757 772 808 845
Denmark 551 568 953 911
Other 1,326 1,592 1,447 2,587
Total non-current

assets
1)
73,281 74,579 76,082 74,305

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the third quarter of 2021, Norway constitutes 78% and USA constitutes 13% of such revenues. For the third quarter of

2020,
Norway and USA constituted 82% and 13% of such revenues, respectively.

For the first nine months of 2021, Norway constitutes 78% and the US constitutes 15% of such revenues. For the first nine months of
2020, Norway and the US constituted 81% and 14% of such revenues respectively.

Revenues from contracts with customers and other revenues
Quarters First nine months Full year
Q3 2021 Q2 2021 Q3 2020 (in USD million) 2021 2020 2020
9,749 9,060 6,635 Crude oil 27,523 18,493 24,509
6,111 3,443 1,351 Natural gas 12,851 4,709 7,213
5,341 2,908 1,048

- European gas
10,910 3,739 5,839
431 319 229

- North American gas
1,172 715 1,010
339 215 74

- Other incl. Liquefied natural gas
770 255 363
2,911 2,682 1,560 Refined products 7,966 4,847 6,534
2,233 1,672 1,282 Natural gas liquids 5,815 3,570 5,069
221 205 295 Transportation 682 911 1,083
128 341 91 Other sales 581 316 681
21,352 17,402 11,215 Revenues from contracts with customers 55,419 32,846 45,088
82 80 27 Taxes paid in-kind 240 65 93
243 294 (16) Physically settled commodity derivatives 378 235 209
1,361 (471) (44) Gain/(loss) on commodity derivatives 367 549 108
72 74 70 Other revenues 215 182 256
1,759 (23) 36 Total other revenues 1,200 1,032 665
23,111 17,380 11,250 Revenues 56,619 33,878 45,753

Equinor third quarter 2021

Equinor third quarter 2021

3 Acquisitions and disposals

Divestments

Terra Nova

On 8 September 2021, Equinor closed the transaction with Cenovus and Murphy to sell 100% of its interest, which includes a release of any future obligations and liabilities, in the Terra Nova asset in offshore Canada. The transaction is accounted for in the E&P
International segment. The consideration paid, the net carrying amount and the impact to the Consolidated statement of income is
immaterial.

Bakken onshore unconventional field

On 26 April 2021, Equinor closed the transaction to divest its interests in the Bakken field in the US states of North Dakota and
Montana to Grayson Mill Energy, backed by EnCap Investments for an estimated total consideration of USD 819 million, including interim period settlement, for which payment has been received in the first half of 2021. Post-closing settlement adjustments are
ongoing, and the consideration will be final in early 2022. The asset was impaired in the first quarter of 2021. In the second quarter of
2021, an insignificant loss was recorded and is presented in the line item Operating expenses in the Consolidated statement of
income in the E&P USA segment.

Divestment of 10% of Dogger Bank Farm A and B
On 26 February 2021, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank Wind Farm A and

B
assets in the UK for a total consideration of GBP 206.4 million (USD 285 million), resulting in a gain of GBP 202.8 million (USD

280
million). After closing, the new overall shareholdings in Dogger Bank A and Dogger Bank B are SSE Renewables (40%),

Equinor
(40%), and Eni (20%). Equinor will continue to equity account for the remaining investment as a joint venture. The gain is presented in
the line item Other income in the Consolidated statement of income in the REN segment.

Divestment of non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast
On 29 January 2021, Equinor closed the transaction with BP to sell 50% of the non-operated interests in the Empire Wind and

Beacon
Wind assets for a preliminary total consideration after interim period adjustments of USD 1.2 billion, resulting in a gain of USD 1.1 billion for the divested part, of which USD 500 million had been prepaid at the end of December 2020. Through this transaction,

the
two companies have established a strategic partnership for further growth within offshore wind in the USA. Following the transaction,
Equinor remains the operator with a 50% interest. Equinor consolidated the assets until transaction closing, and thereafter the
investments are classified as joint ventures and accounted for using the equity method. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Acquisitions

Acquisition of Wento

On 5 May 2021, Equinor completed a transaction to acquire 100% of the shares in Polish onshore renewables developer Wento from the private equity firm Enterprise Investors for a cash consideration of EUR 98 million (USD 117 million) after net cash adjustments. In addition, Equinor acquired a receivable of USD 3 million from Enterprise Investors towards investees. The assets and liabilities related
to the acquired business have been recognised under the acquisition method. In the second quarter 2021, the acquisition resulted in
an increase of Equinor’s intangible assets of USD 46 million, goodwill of USD 59 million, deferred tax liability of USD 9 million and
other net assets of USD 21 million. The goodwill reflects the expected synergies, competence and access to the Polish renewables market obtained in the acquisition. The transaction has been accounted for in the REN segment.

Held for sale

On 10 June 2021, Equinor entered into an agreement with the Klesch Group to sell 100% of the shares in Equinor Refining Denmark
A/S. Equinor Refining Denmark A/S consists of the Kalundborg refinery and terminal in the northwest of Zealand, the Hedehusene terminal near Copenhagen as well as associated infrastructure and industrial property. The assets and liabilities related to this entity are classified as held for sale and presented in the MMP segment at 30 September 2021. Closing of the transaction is subject to customary approvals and contractual condition precedents. Closing is expected in the fourth quarter of 2021. Equinor has recognised an impairment loss based on the estimated fair value less costs to sell in the second quarter of 2021.

In the third quarter 2021, a part of an offshore wind asset in Europe and Asia area has been classified as held for sale. Equinor has
actively marketed a part of the asset and is expecting a divestment during the first half of 2022. The carrying amount of the interests to
be disposed of is immaterial and are reported in the REN segment.

Equinor third quarter 2021

4 Financial items

Quarters First nine months Full year
Q3 2021 Q2 2021 Q3 2020 (in USD million) 2021 2020 2020
88 (43) (131) Net foreign currency exchange gains/(losses) 115 (156) (646)
43 28 58 Interest income and other financial items 115 321 298
(209) 27 177 Gains/(losses) on financial investments (332) 54 456
(149) (101) 39
Gains/(losses) other derivative financial instruments

(611) 421 448
(308) (304) (343) Interest and other finance expenses (924) (1,066) (1,392)
(536) (393) (201) Net financial items (1,637) (426) (836)

Gains/(losses) on derivative financial instruments is a loss of USD 149 million in the third quarter of 2021,   compared to a gain of USD
39 million in the third quarter of 2020, mainly due to increased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 30 September 2021, there were no
outstanding amounts on the US Commercial paper programme.

In the first nine months of 2021, Equinor recorded total lease payments of USD 1,000 million, of which USD 81 million were payment of interest and USD 919 million were down-payment of lease liabilities.

5 Income taxes
Quarters First nine months Full year
Q3 2021 Q2 2021 Q3 2020 (in USD million) 2021 2020 2020
9,031 4,905 (2,220) Income/(loss) before tax 18,448 (2,859) (4,259)
(7,622) (2,962) 95 Income tax (13,242) (221) (1,237)
84.4% 60.4% 4.3% Effective tax rate 71.8% (7.7%) (29.0%)

The tax rate for the third quarter of 2021 and for the first nine months of 2021 was primarily influenced by high share of operating
income from the Norwegian continental shelf with higher than average effective tax rate and losses recognised in countries with lower than average effective tax rates, partially offset by positive income in countries with unrecognised deferred tax assets. The tax rate also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the third quarter 2020 and for the first nine months of 2020 was primarily influenced by losses including net impairments recognised in countries with unrecognised deferred taxes or in countries with lower than average tax rates. The tax rate
was also influenced by currency effects in entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway’s petroleum tax system.

The tax rate for the first nine months of 2020 was also influenced by changes in best estimates for uncertain tax positions.

The tax rate for the full year 2020 was primarily influenced by losses including net impairments recognised in countries with
unrecognised deferred taxes or in countries with lower than average tax rates. The tax rate was also influenced by currency effects in
entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway’s petroleum tax system and changes in best estimates for uncertain tax positions.

Equinor third quarter 2021

6 Property, plant

and equipment and intangible assets
(in USD million)
Property, plant and
equipment
Intangible
assets
Carrying amount at 31 December 2020 65,672 8,148
Additions through business combinations 5 116
Additions

5,331 183
Transfers

1,382 (1,382)
Disposals and reclassifications

(71) (20)
Transferred to assets classified as held for sale (176) (0)
Expensed exploration expenditures and net impairment losses - (170)
Depreciation, amortisation and net impairment losses (6,922) (20)
Foreign currency translation effects (1,157) (93)
Carrying amount at 30 September 2021 64,063 6,762

Right-of-use (RoU) assets are included within property, plant and equipment with a net book value of USD 3,473 million per

30 September 2021. Additions to RoU assets amount to USD 371 million. Gross depreciation and impairment of RoU assets amount to USD 944 million in the first nine months of 2021, of which depreciation costs of USD 228 million have been allocated to exploration
and development activities and are presented net on the Depreciation, amortisation and net impairment losses and Additions lines in
the table above.

Net impairments/(reversal) of impairments
For information on impairment losses and reversals per reporting segment, see note 2 Segments.

Third quarter
Property, plant and
equipment Intangible assets

Total
(in USD million) 2021 2020 2021 2020 2021 2020
Producing and development assets (532) 2,354 (18) 311 (550) 2,665
Goodwill - - 0 0 0 0
Other intangible assets - - (0) 0 (0) 0
Acquisition costs related to oil and gas prospects - - 37 264 37 264
Total net impairment

loss/(reversal) recognised
(532) 2,354 19 575 (513) 2,928
First nine months
Property, plant and
equipment Intangible assets

Total
(in USD million) 2021 2020 2021 2020 2021 2020
Producing and development assets (511) 4,732 (6) 589 (517) 5,321
Goodwill - - 1 1 1 1
Other intangible assets - - 1 0 1 0
Acquisition costs related to oil and gas prospects - - 154 434 154 434
Total net impairment

loss/(reversal) recognised
(511) 4,732 150 1,023 (361) 5,755

Equinor third quarter 2021

The net impairments have been recognised in the Consolidated statement of income as Depreciation, amortisation and net
impairment losses and Exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the third quarter and first nine months of 2021 were mainly based on value in use.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

Changes to accounting assumptions

Management’s future commodity price assumptions and currency assumptions are used for value-in-use impairment testing. The same assumptions are also used for evaluating investment opportunities, together with other relevant criteria, including among others
robustness targets (value creation in lower commodity price scenarios). While there are inherent uncertainties in the assumptions, the
commodity price assumptions as well as currency assumptions reflect management’s best estimate of the price and currency development over the life of the Group’s assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy
transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management’s best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy and future supply actions by OPEC+ and the potential long-term impact on demand resulting from the Covid-19 pandemic and the measures taken to contain it and other factors. The management’s analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions as from the third quarter of
2021. The following price assumptions have been the basis for the impairment calculations.

All commodity prices are on a real 2021 basis, and comparables as per fourth quarter 2020 and up to the third quarter of 2021 are
given in brackets.

For Brent blend, Equinor expects a price of 65 USD/bbl in 2025 (67 USD/bbl) then gradually an increase to a peak in 2030 before declining to 64 USD/bbl in 2040 (66 USD/bbl), and further down to below 60 USD/bbl in the 2050s. Price assumptions from

2025 are
unchanged compared to year-end 2020.

For natural gas in the UK (NBP), we expect some volatility, where the trend is a gradual decrease to 6.4 USD/mmBtu in 2030 (6.7
USD/mmBtu). From 2030, a flatter price-curve is expected, with the price gradually increasing to 7.7 USD/mmBtu in 2040 (8.0
USD/mmBtu). Beyond 2040, a declining price trend is foreseen as the energy transition is expected to impact the demand side. For
2050, the price is expected to be at the pre-2035 level of 7.0 USD/mmBtu (7.7 USD/mmBtu).

Henry Hub is expected to decrease to 3.2 USD/mmBtu in 2030 (3.3 USD/mmBtu) and 3.3 USD/mmBtu in 2040 (3.8 USD/mmBtu)

a
level that is expected to continue through the 2040s

The electricity prices are expected to increase significantly in the future. Due to the increasing gas and CO2 prices the electricity prices in Germany are expected to be 77 EUR/MWh in 2022 (61 EUR/MWh). In 2030 the prices are expected to be 58 EUR/MWh

(43
EUR/MWh) and then rather flat towards 2050.

Climate considerations are included in the impairment calculations directly by estimating the CO2 taxes in the cash flows. Indirectly the expected effect of climate changes is also included in the estimated commodity prices where supply and demand are considered.
The prices also have effect on the estimated production profiles and economic cut-off of the projects. Furthermore, climate considerations are a part of the investment decisions following Equinor’s strategy and commitments to the energy transition.

In the third quarter the impairment calculation of the refinery is significantly affected by an increase in the expected CO2 prices. The
EU ETS price is expected to increase to a significantly higher level than today with an increase from today’s prices of around 56
EUR/tonne to 65 EUR/tonne (27,5 EUR/tonne) in 2030 and further to 100 EUR/tonne (41 EUR/tonne) in 2050.   Norway’s Climate
Action Plan (Meld.St. 13 (2020-2021) which assumes a gradually increased CO2 tax (the total of EU ETS + Norwegian CO2 tax)

in
Norway to 2000 NOK/tonne in 2030 is used for impairment calculations of Norwegian upstream assets.

Based on Equinor’s updated strategy and renewed climate ambitions and the development of key indicators,

the corporate global
CO2 price used for investment decisions increases from 57.6 USD/tonne eq. in 2022 to 100 USD/tonne CO2 eq. from

2030 onwards
(57.6 USD/tonne flat for all years in previous assumptions). Impairment calculations are based on what is considered to be best
estimate and for countries outside EU, global CO2 tax assumption is included if and from a point in time when it is probable that

CO2
tax will be implemented, such as in USA.

Equinor third quarter 2021

The long-term NOK currency exchange rates are expected to be unchanged. The NOK/USD rate from 2024 and onwards is kept at
8.50 and the NOK/EUR rate is kept at 10.0.

The Weighted Average Cost of Capital (WACC)

rate is 5%. This rate is basically interest rate used for upstream activities. For other business areas the discount rate will be determined based on a risk assessment. Typically, the rate will decrease for assets/projects where the revenue is secured by fixed fees or government grants.

7 Provisions, commitments, contingent liabilities and contingent assets and related parties

Asset retirement obligation

Equinor's estimated asset retirement obligations (ARO) have decreased by USD 807 million to USD 16,485 million compared to year-
end 2020, mainly due to increased discount rates. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Onerous contract

Due to significantly reduced expected use of a transportation agreement, Equinor provided for an onerous contract of

USD 166 million
in 2020. In the third quarter 2021, this liability has been reversed due to settlement. The reduction in provision is reflected within
Operating expenses in the Consolidated statement of income.

Supreme Court decision related to ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of
Goods and Certain Services)

In Brazil, the State of Rio de Janeiro in 2015 published a law whereby crude oil extraction would be subject to a 18% ICMS indirect tax
(Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services). The Brazilian Industry Association
filed a suit with the Federal Supreme Court of Brazil challenging the law’s constitutionality, and in March 2021 the plenary of Brazil’s
Supreme Court declared the State of Rio de Janeiro’s law to be unconstitutional. The decision became final in May 2021. As a result,
Equinor requested that the Supreme Court’s decision is reflected in the ICMS related legal proceedings which previously were initiated by Equinor and which currently are ongoing for the Roncador and Peregrino fields in the legal system of the

State of Rio de
Janeiro. During the first nine months of 2021, developments in these state-level legal proceedings regarding the Peregrino field
resulted in a reduction in Equinor’s overall maximum exposure, which at the end of the third quarter 2021 is estimated at USD 433
million. Following the Supreme Court’s decision, including a decision in September 2021 that the appeal presented by the State should not be analysed, Equinor evaluates the probability of any cash outflow in these cases to be remote. As no provisions have previously been made in the matter, the Brazilian Supreme Court’s decision does not impact Equinor’s Condensed interim financial statements for the third quarter or first nine months of 2021.

Redetermination process for Agbami field

Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field, which will reduce Equinor’s ownership interest. A non-binding agreement for settlement of the redetermination was reached during the
fourth quarter of 2018. The parties to the non-binding agreement have thereafter continued to work towards a final settlement

and
agreed-upon ownership percentage adjustment. In June 2021, Equinor paid a total of USD 822 million to two of the partners in the
Agbami Unit. The payment covered outstanding amounts between the three parties as of 31 March 2021. Following the payment,

an
adjustment to the previous provision by USD 57 million was reflected in the E&P International segment under Other

Revenue. The
remaining Agbami redetermination related provision reflected in Trade and other payables in the Consolidated balance sheet at third quarter end is immaterial.

Mineral rights dispute along the Missouri riverbank

Equinor produces minerals from wells in spacing units along the Missouri River in which ownership of the mineral rights associated with the near shore region up to the ordinary high-water mark have been disputed. As operator of wells in those units,

Equinor has a
right to part of the proceeds, and a responsibility to distribute the remainder of the proceeds from the production to the owners of the
mineral rights. As the riverbank has moved continuously over time, updated river-surveys have resulted in interest claims from several
parties, including the State of North Dakota, the United States, and private parties. During the second quarter of 2021,

Equinor
received updated title opinions reflecting the latest State survey that resulted in clarification among the main parties. Certain limited procedural matters remain, but Equinor’s maximum exposure in the case was significantly reduced and at this stage is minor.
Amounts reflected in the matter in the Consolidated balance sheet at 30 September 2021 and in the Consolidated statement of
income during the third quarter and for the first nine months of 2021 are immaterial.

During the normal course of its business, Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset in respect of such litigation and claims, cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's

Equinor third quarter 2021

best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Related parties

The line item Prepayments and Financial Receivables includes USD 739 million which represent a gross receivable from the
Norwegian state under the Marketing Instruction in relation to the state’s (SDFI) expected participation in the gas sales activities of a foreign subsidiary of Equinor. At year end 2020 the corresponding amount was USD 169 million. The increase in the third quarter of
2021 is mainly related to unrealised losses on natural gas related derivative financial instruments applied in risk management of gas
storage and future sales.

8 Impact of the Covid-19 pandemic

In 2021, the Covid-19 pandemic continues to impact worldwide economic growth and energy demand, however differently in different economies. The uncertainties with regard to recovery from the effects of the pandemic remain. During the first nine months of 2021, oil prices rebounded after an unprecedented collapse and increased volatility in 2020. Developments related to the ongoing pandemic,
such as new or continued lockdowns or other measures implemented by various countries, new outbreaks, and the success of
ongoing vaccination efforts, will continue to impact energy demand, energy prices, and related volatilities in 2021 and beyond. At the same time, markets are currently showing signs of increased demand relative to supply, reflected in considerably higher price levels for oil and especially for gas in the near term.

On 19 March 2021, Equinor published its 2020 Annual Report and Form 20-F. The impact of the Covid-19 pandemic for the Equinor group, including the impact for future energy price levels and demand, is discussed and reflected in a number of notes to those 2020
annual consolidated financial statements. In the third quarter of 2021, Equinor updated relevant commodity price accounting assumptions. Reference in this regard is made to Note 6 Property, Plant and Equipment and Intangible Assets of these Condensed interim financial statements. Otherwise, specific Covid-19 pandemic related information in the 2020 annual report with a reach beyond
2020 continues, in all material aspects, to apply for the first nine months of 2021.

During the first nine months of 2021, Equinor has only experienced immaterial effects of the pandemic from assets in operation, due to measures taken to maintain and secure safe production. The Covid-19 pandemic continues to impact Equinor’s maintenance and
development project portfolio world-wide with personnel limitation issues causing schedule delays and cost increases,

especially as
regards Equinor’s Brazilian organisation and the Peregrino field projects, as well as certain Norwegian development projects. The
situation continues to be unpredictable and may have additional consequences for the progress and costs of our projects.

9 Subsequent events
On 21 October 2021, Equinor has redeemed a USD 750 million bond due in January 2022 by exercising the make-whole option.

The
redemption price including accrued interest was USD 761 million.

On 26 October 2021, the board of directors resolved to declare a dividend for the third quarter of 2021 of USD 0.18 per share.

The
Equinor shares will trade ex-dividend 11 February 2022 on the Oslo Børs and for ADR holders on the New York Stock Exchange.
Record date will be 14 February 2022 and payment date will be 25 February 2022.

On 26 October 2021, the board of directors resolved the commencement of the second tranche of the share buy-back programme for
a total of USD 1.0 billion, including shares to be redeemed from the Norwegian State. The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled. The second tranche will end no later than 31 January 2022.

Equinor third quarter 2021

Supplementary disclosures

Operational data
Quarters Change First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 Operational data 2021 2020 Change
Prices
73.5 68.8 43.0 71% Average Brent oil price (USD/bbl) 67.7 40.8 66%
70.5 64.9 39.6 78% E&P Norway average liquids price (USD/bbl) 64.2 35.9 79%
69.7 65.3 39.1 78% E&P International average liquids price (USD/bbl) 64.6 37.3 73%
60.5 56.7 32.2 88% E&P USA average liquids price (USD/bbl) 55.3 30.3 82%
69.2 63.7 38.3 81% Group average liquids price (USD/bbl) [1] 63.2 35.2 80%
606 533 349 74% Group average liquids price (NOK/bbl) [1] 541 335 61%
13.91 7.08 1.45 >100% E&P Norway average internal gas price (USD/mmbtu) [9] 8.84 1.70 >100%
2.90 1.82 1.13 >100% E&P USA average internal gas price (USD/mmbtu) [9] 2.28 1.31 74%
12.82 7.54 2.72 >100% Average invoiced gas prices - Europe (USD/mmbtu) [8] 8.99 3.06 >100%
3.23 2.25 1.53 >100% Average invoiced gas prices - North America (USD/mmbtu) [8] 2.77 1.63 70%
5.2 3.4 (0.1) N/A Refining reference margin (USD/bbl) [2] 3.4 1.8 86%
Entitlement production (mboe per day)
650 604 619 5% E&P Norway entitlement liquids production 639 635 1%
203 212 220 (8%) E&P International entitlement liquids production 209 240 (13%)
98 138 151 (35%) E&P USA entitlement liquids production 129 170 (24%)
951 954 991 (4%) Group entitlement liquids production 976 1,045 (7%)
695 652 654 6% E&P Norway entitlement gas production 690 681 1%
27 39 35 (24%) E&P International entitlement gas production 40 41 (2%)
182 199 185 (2%) E&P USA entitlement gas production 198 179 10%
904 891 874 3% Group entitlement gas production 928 901 3%
1,855 1,845 1,865 (1%)
Total entitlement liquids

and gas production [3]
1,904 1,946 (2%)
Equity production (mboe per day)
650 604 619 5% E&P Norway equity liquids production 639 635 1%
289 295 283 2% E&P International equity liquids production 295 309 (5%)
109 153 173 (37%) E&P USA equity liquids production 143 194 (26%)
1,048 1,052 1,076 (3%) Group equity liquids production 1,076 1,138 (5%)
695 652 654 6% E&P Norway equity gas production 690 681 1%

Equinor third quarter 2021

33 54 40 (18%) E&P International equity gas production 49 47 4%
220 239 224 (2%) E&P USA equity gas production 237 213 11%
948 945 918 3% Group equity gas production 976 941 4%
1,996 1,997 1,994 0%
Total equity liquids

and gas production [4]
2,053 2,079 (1%)
REN power generation
304 282 319 (5%) Power generation (GWh) 1,036 1,181 (12%)

Exchange rates
Quarters Change First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 Exchange rates 2021 2020 Change
0.1141 0.1195 0.1095 4% NOK/USD average daily exchange rate 0.1169 0.1050 11%
0.1139 0.1168 0.1055 8% NOK/USD period-end exchange rate 0.1139 0.1055 8%
8.7612 8.3697 9.1321 (4%) USD/NOK average daily exchange rate 8.5557 9.5266 (10%)
8.7788 8.5592 9.4814 (7%) USD/NOK period-end exchange rate 8.7788 9.4814 (7%)
1.1788 1.2058 1.1685 1% EUR/USD average daily exchange rate 1.1958 1.1239 6%
1.1579 1.1884 1.1708 (1%) EUR/USD period-end exchange rate 1.1579 1.1708 (1%)

Equinor third quarter 2021

Health, safety and the environment
Twelve months
average per Full year
Health, safety and the environment Q3 2021 2020
Total recordable

injury frequency (TRIF)
2.5 2.3
Serious Incident Frequency (SIF) 0.4 0.5
Oil and gas leakages (number of)
1)
11 11
First nine
months Full year
Climate 2021 2020
Upstream CO2 intensity (kg CO2/boe)
2)
7.2 8.0

1) Number of leakages with rate above 0.1 kg/second during the past 12 months.
2) Total

scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

Equinor third quarter 2021

Reconciliation of net operating income/(loss) to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.
Items impacting net operating income/(loss)
in the third quarter of 2021
Equinor
group
Exploration
&
Production
Norway

Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Renewables
Other

(in USD million)
Net operating income/(loss) 9,567 7,846 534 244 924 (27) 45
Total revenues and

other income
869 (95) 105 - 864 (1) (3)
Changes in fair value of derivatives 71 (44) - - 115 - -
Periodisation of inventory hedging effect 748 - - - 748 - -
Impairment from associated companies 1 - - - - 1 -
Over-/underlift 60 (50) 110 - - - -
Gain/loss on sale of assets (11) - (5) - - (2) (3)
Purchases [net of inventory variation] (75) - - - (42) - (33)
Operational storage effects (42) - - - (42) - -
Eliminations (33) - - - - - (33)
Operating and administrative expenses

(78) (18) (32) 16 (44) - -
Over-/underlift (50) (18) (32) - - - -
Gain/loss on sale of assets 16 - - 16 - - -
Provisions (44) - - - (44) - -
Depreciation, amortisation and net
impairment losses
(531) (975) (53) 11 485 - (0)
Impairment 543 - - 58 485 - (0)
Reversal of Impairment (1,075) (975) (53) (47) - - -
Exploration expenses 19 0 2 16 - - -
Impairment 41 0 2 39 - - -
Reversal of Impairment (22) - - (22) - - -
Sum of adjustments to net operating
income/(loss)
204 (1,087) 22 44 1,263 (1) (36)
Adjusted earnings/(loss) [5] 9,771 6,760 556 288 2,187 (28) 9
Tax on adjusted earnings (6,994) (5,059) (178) (3) (1,760) 6 (0)
Adjusted earnings/(loss) after tax [5] 2,777 1,700 378 285 428 (22) 9

Equinor third quarter 2021

Items impacting net operating income/(loss)
in the third quarter of 2020
Equinor
group
Exploration &
Production
Norway
Exploration &
Production
International*
Exploration &
Production
USA
Marketing,
Midstream &
Processing Renewables* Other* (in USD million)
Net operating income/(loss) (2,019) 431 (1,328) (1,606) 551 15 (82)
Total revenues and

other income
(431) (59) (20) - (352) 0 -
Changes in fair value of derivatives (37) - - - (37) - -
Periodisation of inventory hedging effect (315) - - - (315) - -
Impairment from associated companies 0 - - - - 0 -
Over-/underlift (79) (59) (20) - - - -
Purchases [net of inventory variation] 104 - - - (2) - 107
Operational storage effects (2) - - - (2) - -
Eliminations 107 - - - - - 107
Operating and administrative expenses

189 36 67 29 64 - (7)
Over-/underlift 90 36 54 - - - -
Gain/loss on sale of assets (1) - - (1) - - -
Provisions 100 - 12 30 64 - (7)
Depreciation, amortisation and net
impairment losses
2,353 360 992 990 - - 10
Impairment 2,524 360 992 1,162 - - 10
Reversal of Impairment (171) - (0) (171) - - -
Exploration expenses 583 5 185 393 - - -
Impairment 638 5 183 449 - - -
Reversal of Impairment (63) - - (63) - - -
Provisions 8 - 2 7 - - -
Sum of adjustments to net operating
income/(loss)
2,799 342 1,224 1,413 (289) 0 110
Adjusted earnings/(loss) [5] 780 773 (104) (193) 262 15 29
Tax on adjusted earnings (509) (358) 87 0 (240) (1) 2
Adjusted earnings/(loss) after tax [5] 271 414 (17) (193) 22 14 31
* Reclassified to reflect change to
segment.

Equinor third quarter 2021

Items impacting net operating income/(loss)
in the first nine months of 2021
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Renewables Other (in USD million)
Net operating income/(loss) 20,085 15,614 1,386 600 1,468 1,283 (266)
Total revenues and

other income
(1,065) (259) 93 - 485 (1,380) (3)
Changes in fair value of derivatives 27 (64) - - 91 - -
Periodisation of inventory hedging effect 394 - - - 394 - -
Impairment from associated companies 4 - - - - 4 -
Over-/underlift (40) (196) 156 - - - -
Gain/loss on sale of assets
1)
(1,393) - (5) - - (1,385) (3)
Provisions (57) - (57) - - - -
Purchases [net of inventory variation] (112) - - - (233) - 121
Operational storage effects (233) - - - (233) - -
Eliminations 121 - - - - - 121
Operating and administrative expenses

(50) 27 (53) 31 (54) - -
Over-/underlift (29) 25 (53) - - - -
Other adjustments (23) 2 - - (25) - -
Gain/loss on sale of assets 31 - - 31 - - -
Provisions (29) - - - (29) - -
Depreciation, amortisation and net
impairment losses
(510) (1,102) (191) 39 727 - 17
Impairment 1,166 276 59 86 727 - 17
Reversal of impairment (1,675) (1,379) (250) (47) - - -
Exploration expenses 148 7 101 40 - - -
Impairment 171 7 101 62 - - -
Reversal of impairment (22) - - (22) - - -
Sum of adjustments to net operating
income/(loss)
1)
(1,588) (1,327) (50) 110 925 (1,380) 135
Adjusted earnings/(loss) [5]
1)
18,497 14,287 1,336 710 2,393 (98) (131)
Tax on adjusted earnings
1)
(12,853) (10,501) (489) (3) (1,917) 15 43
Adjusted earnings/(loss) after tax [5]
1)
5,644 3,785 847 707 475 (83) (88)
1) REN and Group numbers are restated following a change in the policy for adjusted earnings. For more information, see

Use and
reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Equinor third quarter 2021

Items impacting net operating income/(loss)
in the first nine months of 2020
Equinor
group
Exploration
&
Production
Norway
Exploration
& Production
International
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Renewables
* Other* (in USD million)
Net operating income/(loss) (2,434) 1,294 (2,189) (2,953) 839 25 550
Total revenues and

other income
(149) 53 (153) - (51) 2 -
Changes in fair value of derivatives 52 6 - - 46 - -
Periodisation of inventory hedging effect (91) - - - (91) - -
Impairment from associated companies 2 - - - - 2 -
Over-/underlift (106) 47 (153) - - - -
Gain/loss on sale of assets (6) - - - (6) - -
Purchases [net of inventory variation] (403) - - - 196 - (599)
Operational storage effects 196 - - - 196 - -
Eliminations (599) - - - - - (599)
Operating and administrative expenses 406 (21) 156 31 246 - (7)
Over-/underlift 123 (21) 144 - - - -
Gain/loss on sale of assets 2 - - 2 - - -
Provisions 282 - 12 30 246 - (7)
Depreciation, amortisation and net
impairment losses
4,733 1,219 1,354 1,727 422 - 10
Impairment 4,951 1,219 1,401 1,898 422 - 10
Reversal of impairment (218) - (47) (171) - - -
Exploration expenses 1,028 5 352 671 - - -
Impairment 1,082 5 350 727 - - -
Reversal of impairment (63) - - (63) - - -
Provisions 8 - 2 7 - - -
Sum of adjustments to net operating
income/(loss)
5,615 1,256 1,709 2,429 813 2 (595)
Adjusted earnings/(loss) [5] 3,181 2,551 (479) (524) 1,652 27 (45)
Tax on adjusted earnings (1,704) (1,264) 310 0 (972) (1) 224
Adjusted earnings/(loss) after tax [5] 1,478 1,287 (170) (524) 680 26 179
* Reclassified to reflect change to
segment.

Equinor third quarter 2021

Items impacting net operating income/(loss)
in the second quarter of 2021
Equinor
group
Exploration
&
Production
Norway

Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Renewables Other (in USD million)
Net operating income/(loss) 5,298 4,418 591 204 152 (31) (36)
Total revenues and

other income
(289) (22) (161) - (107) 0 -
Changes in fair value of derivatives (60) (19) - - (41) - -
Periodisation of inventory hedging effect (67) - - - (67) - -
Impairment from associated companies 0 - - - - 0 -
Over-/underlift (106) (2) (103) - - - -
Provisions (57) - (57) - - - -
Purchases [net of inventory variation] (133) - - - (87) - (46)
Operational storage effects (87) - - - (87) - -
Eliminations (46) - - - - - (46)
Operating and administrative expenses

42 (35) 62 15 1 - -
Over-/underlift 26 (35) 62 - - - -
Other adjustments (25) - - - (25) - -
Gain/loss on sale of assets 15 - - 15 - - -
Provisions 26 - - - 26 - -
Depreciation, amortisation and net
impairment losses
(389) (403) (188) - 185 - 17
Impairment 211 - 9 - 185 - 17
Reversal of Impairment (600) (403) (197) - - - -
Exploration expenses 113 7 95 11 - - -
Impairment 113 7 95 11 - - -
Sum of adjustments to net operating
income/(loss)
(656) (453) (193) 26 (8) 0 (29)
Adjusted earnings/(loss) [5] 4,641 3,964 399 230 144 (31) (64)
Tax on adjusted earnings (3,064) (2,856) (106) 0 (127) 4 20
Adjusted earnings/(loss) after tax [5] 1,578 1,108 293 230 18 (27) (44)

Equinor third quarter 2021

Adjusted earnings after tax by reporting segment
Quarters
Q3 2021 Q2 2021 Q3 2020*
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 6,760 (5,059) 1,700 3,964 (2,856) 1,108 773 (358) 414
E&P International 556 (178) 378 399 (106) 293 (104) 87 (17)
E&P USA 288 (3) 285 230 0 230 (193) 0 (193)
MMP 2,187 (1,760) 428 144 (127) 18 262 (240) 22
REN (28) 6 (22) (31) 4 (27) 15 (1) 14
Other 9 (0) 9 (64) 20 (44) 29 2 31
Total Equinor consolidation 9,771 (6,994) 2,777 4,641 (3,064) 1,578 780 (509) 271
Effective tax rates on adjusted
earnings 71.6% 66.0% 65.3%
* REN and Other segment have been reclassified to reflect change to segments.

First nine months
2021* 2020**
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 14,287 (10,501) 3,785 2,551 (1,264) 1,287
E&P International 1,336 (489) 847 (479) 310 (170)
E&P USA 710 (3) 707 (524) 0 (524)
MMP 2,393 (1,917) 475 1,652 (972) 680
REN (98) 15 (83) 27 (1) 26
Other (131) 43 (88) (45) 224 179
Total Equinor consolidation 18,497 (12,853) 5,644 3,181 (1,704) 1,478
Effective tax rates on adjusted earnings 69.5% 53.6%
* REN and Group numbers are restated following a change in the policy for adjusted earnings.

For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
** REN and Other segment have been reclassified to reflect change to segments.

Equinor third quarter 2021

Reconciliation of adjusted earnings after tax to net income

Quarters
Reconciliation of adjusted earnings after tax to net income

First nine months
Q3 2021 Q2 2021 Q3 2020
(in USD million)
2021 2020
9,567 5,298 (2,019) Net operating income/(loss) A 20,085 (2,434)
7,880 3,025 (72) Income tax less tax on net financial items B 13,768 707
1,687 2,272 (1,947) Net operating income after tax C = A-B 6,317 (3,141)
204 (656) 2,799 Items impacting net operating income
1)
D

(1,588)
2)
5,615
(886) 38 582
Tax on items impacting

net operating income
E

(915)
2)
996
2,777 1,578 271 Adjusted earnings after tax [5] F = C+D-E

5,644
2)
1,478
(536) (393) (201) Net financial items G (1,637) (426)
258 64 23
Tax on net financial

items
H 526 486
1,409 1,943 (2,124) Net income/(loss) I = C+G+H 5,206 (3,080)
1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases,

adjusted operating
and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which
are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).
2) Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial
measures in the Supplementary disclosures.

Equinor third quarter 2021

Adjusted earnings MMP break down
Quarters Change Adjusted earnings break down First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million) 2021 2020 Change
1,972 80 292 >100% Natural Gas Europe 2,023 967 >100%
111 37 7 >100% Natural Gas US 149 (11) N/A
159 58 38 >100% Liquids 374 784 (52%)
(55) (31) (75) 26% Other (153) (88) (73%)
2,187 144 262 >100% Adjusted earnings MMP 2,393 1,652 45%

Adjusted exploration expenses
Quarters Change Adjusted exploration expenses First nine months
Q3 2021 Q2 2021 Q3 2020 Q3 on Q3 (in USD million) 2021 2020 Change
108 186 142 (24%) E&P Norway exploration expenditures 408 369 10%
12 127 143 (92%) E&P International exploration expenditures 272 598 (54%)
31 29 65 (52%) E&P USA exploration expenditures 77 186 (58%)
151 342 349 (57%)
1)
Group exploration expenditures 757 1,151 (34%)
2)
62 (88) 87 (29%) Expensed, previously capitalised exploration expenditures 21 200 (89%)
(6) (42) (125) (95%) Capitalised share of current period's exploration activity (129) (459) (72%)
19 113 575 (97%) Impairment (reversal of impairment) 148 1,022 (85%)
226 326 886 (74%) Exploration expenses according to IFRS 798 1,914 (58%)
(19) (113) (583) (97%) Items impacting net operating income/(loss)
3)
(148) (1,028) (86%)
207 212 302 (31%) Adjusted exploration expenses 650 886 (27%)
1) 17 wells with activity with 6 completed in the third quarter of 2021 compared to 27 wells with 11 completed in the third quarter of 2020.

2) 28 wells with activity with 17 completed in the first nine months of 2021 compared to 42 wells with activity with 26 completed in the first
nine months of 2020.
3) For items impacting net operating income/(loss), see Reconciliation of net operating income/(loss) to adjusted earnings in the
Supplementary disclosures.

Equinor third quarter 2021

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio
At 30
September
At 30 June
At 31
December
At 30
September
(in USD million) 2021 2021 2020 2020
Shareholders' equity 37,018 37,023 33,873 34,084
Non-controlling interests 16 18 19 24
Total equity

A 37,034 37,041 33,892 34,108
Current finance debt and lease liabilities 4,086 4,576 5,777 5,277
Non-current finance debt and lease liabilities 30,464 30,908 32,338 32,193
Gross interest-bearing debt B 34,549 35,484 38,115 37,471
Cash and cash equivalents 13,815 9,912 6,757 7,844
Current financial investments 15,032 15,152 11,865 10,563
Cash and cash equivalents and financial investment

C 28,847 25,063 18,621 18,407
Net interest-bearing debt [10] B1 = B-C 5,703 10,421 19,493 19,064
Other interest-bearing elements

1)
1,173 777 627 669
Normalisation for cash-build up before tax payment (50% of Tax

Payment)

2)
2,492 - - 259
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5] B2 9,368 11,198 20,121 19,992
Lease liabilities 3,755 3,909 4,405 4,218
Net interest-bearing debt adjusted [5] B3 5,613 7,289 15,716 15,774
Calculation of capital employed [5]
Capital employed A+B1 42,737 47,461 53,385 53,172

Equinor third quarter 2021

Capital employed adjusted, including lease liabilities A+B2 46,402 48,238 54,012 54,100
Capital employed adjusted A+B3 42,647 44,330 49,608 49,883
Calculated net debt to capital employed [5]
Net debt to capital employed (B1)/(A+B1) 13.3% 22.0% 36.5% 35.9%
Net debt to capital employed adjusted, including lease liabilities (B2)/(A+B2) 20.2% 23.2% 37.3% 37.0%
Net debt to capital employed adjusted (B3)/(A+B3) 13.2% 16.4% 31.7% 31.6%

1) Cash

and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated
balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in

Equinor Insurance AS
classified as current financial investments.
2) Adjustment

to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1

April and

1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

Equinor third quarter 2021

USE AND RECONCILIATION

OF NON-GAAP FINANCIAL
MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items
that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:

●

Adjusted earnings

are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor’s underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to
Equinor’s IFRS measures, which provides an indication of Equinor’s underlying operational performance in the period and
facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses.
●

Adjusted earnings after tax

– equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items
and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor’s net income. Certain net
USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore,

the effective tax
rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the
period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating
income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments
in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax
impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

●

Capital employed adjusted – this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
●

Net interest-bearing debt adjusted

– this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance
company and balances related to the SDFI.
●

Net debt to capital employed , Net debt to capital employed adjusted, including lease liabilities and

Net debt to capital
employed ratio adjusted – Following implementation of IFRS 16 Equinor presents a “net debt to capital employed adjusted”
excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement.

Equinor third quarter 2021

●

Organic capital expenditures – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 2.0 billion in the third quarter of
2021. Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets)

and
other investments with significant different cash flow pattern. In the third quarter of 2021, a total of USD 0.1 billion is excluded in the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty.
●

Gross capital expenditures

– Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor’s proportionate share of capital expenditures in equity accounted investments not
included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not
reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
●

Free cash flow for the third quarter of 2021

includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 10.8 billion), taxes paid (negative USD 1.5 billion), capital expenditures and investments (negative USD 1.9 billion), (increase)/decrease in other items interest-bearing
(negative USD 0.0 billion), proceeds from sale of assets and businesses (USD 0.0 billion), dividend paid (negative USD 0.5 billion)
and share buy-back (negative USD 0.1 billion), resulting in a free cash flow of USD 6.7 billion in the third quarter of 2021.
●

Free cash flow for the first nine months of 2021

includes the following line items in the Consolidated statement of cash flows:
Cash flows provided by operating activities before taxes paid and working capital items (USD 24.0 billion), taxes paid (negative
USD 1.9 billion), cash used in business combinations (negative USD 0.1 billion), capital expenditures and investments

(negative
USD 5.8 billion), (increase)/decrease in other items interest-bearing (negative USD 0.2 billion), proceeds from sale of assets

and
businesses (USD 1.8 billion), dividend paid (negative USD 1.2 billion) and share buy-back (negative USD 0.1 billion),

resulting in a
free cash flow of USD 16.4 billion in the first nine months of 2021.

Amended principles for adjusted earnings with effect from the third quarter of 2021:

With effect from the third quarter of 2021 Equinor has changed its policy for how gain or loss from sales of assets are to be recognised in Adjusted earnings for the Renewables segment. With effect from the first quarter of 2021 such gain or loss was included as part of
the adjusted earnings performance measure, while as of the third quarter of 2021 such gain or loss will be excluded. This is in accordance with the policy prior to the first quarter of 2021 for the adjusted earnings performance measure for the segment.

The
change in policy for the adjusted earnings performance measure does not impact the other reporting segments, where such gain

or
loss already are excluded from the adjusted earnings performance measure. The policy has been retrospectively applied, but with no
impact on the comparable numbers for 2020.

The change in policy for gain or loss from sales of assets on the Renewables segment are made in order to ensure consistent presentation of gain or loss from sale of assets between reporting segments in the adjusted earnings performance measure.

Impact of policy change As reported Impact Restated As reported Impact Restated
Renewables segment
Q1 2021 Q1 2021 Q1 2021 First half 2021 First half 2021 First half 2021
Adjusted total revenues and other income 1,384 (1,382) 2 1,386 (1,382) 3
Adjusted earnings [5] 1,344 (1,382) (38) 1,313 (1,382) (70)
Adjusted earnings after tax [5] 1,339 (1,373) (34) 1,312 (1,373) (61)

Impact of policy change As reported Impact Restated As reported Impact Restated
Equinor group
Q1 2021 Q1 2021 Q1 2021 First half 2021 First half 2021 First half 2021
Adjusted total revenues and other income 17,287 (1,382) 15,945 34,500 (1,382) 33,118
Adjusted earnings [5] 5,467 (1,382) 4,085 10,109 (1,382) 8,726
Adjusted earnings after tax [5] 2,662 (1,373) 1,289 4,240 (1,373) 2,867

No other periods or line items were affected by the policy change.

Equinor third quarter 2021

Adjusted earnings adjust for the following items:

●

Changes in fair value of derivatives:

Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the
value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.
●

Periodisation of inventory hedging effect: Commercial storage is hedged in the derivatives market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value.
There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price.

An
adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of
the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.
●

Over/underlift : Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to
our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect
operational performance and comparability with peers.

●

The operational storage is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the
FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices.

These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●

Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of
impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
●

Gain or loss from sales of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
●

Eliminations (Internal unrealised profit on inventories) :   Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-
transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from
one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
●

Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are
carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
●

Change in accounting policy

are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor’s underlying operational performance in the reporting period.

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2020 Annual Report and Form 20-F.

Equinor third quarter 2021

FORWARD

-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as
"ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy",

"will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than
statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions

and
expectations, including with respect to the Covid-19 pandemic and its impacts, consequences and risks; Equinor's response to the
Covid-19 pandemic, including measures to protect people, operations and value creation, operating costs and assumptions the
commitment to develop as a broad energy company; the ambition to be a leader in the energy transition; future financial performance, including cash flow and liquidity; accounting policies; plans to develop fields and increase gas exports; expectations regarding development of renewables projects, CCUS and hydrogen businesses; market outlook and future economic projections and assumptions, including commodity price assumptions and changes in tax regimes; organic capital expenditures through

2024;
estimates regarding production; ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects on equity production thereof; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks

and
uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors
that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of the uncertainty regarding demand created by the Covid-19 pandemic and oil price volatility triggered, among other things, by the changing dynamic among OPEC+
members; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of quarantine rules and social distancing requirements triggered by the Covid-19 pandemic; health, safety and environmental risks; impact of the Covid-19 pandemic; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity);
ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; exercise of ownership by the Norwegian state; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance
coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as
majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-
producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes;
exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions;

and
other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's
business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the

U.S. Securities
and Exchange Commission (including section 2.12 Risk review - Risk factors thereof). Equinor's 2020 Annual Report and Form 20-F
is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our
future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Equinor third quarter 2021

END NOTES

1.
The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.
The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.
Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil.

4.
Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s
ownership share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil.
Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.
These are non-GAAP figures.

See Use and reconciliation of non-GAAP financial measures in the report for more details.

6.
Transactions with the Norwegian State.

The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is
the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that
Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the
definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the
State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the
Norwegian State's account and risk as well as related expenditures are refunded by the State. The Minister of Trade,

Industry
and Fisheries took over the constitutional responsibility for following-up of the Norwegian State's ownership in Equinor with effect from 1 July 2021. The responsibility for the Norwegian State's shareholding in Equinor will be transferred from the Ministry of
Petroleum and Energy to the Ministry of Trade and Industry on 1 January 2022.

7.
The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8.
The group's average invoiced gas prices include volumes sold by the MMP segment.

9.
The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.

10.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet
compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by
the undersigned, thereunto duly authorised.

EQUINOR ASA
(Registrant)

Dated: 27 October, 2021

Equinor third quarter 2021

By: ___/s/ Ulrica Fearn
Name: Ulrica Fearn
Title:

Chief Financial Officer